Product supplement no. UBS-11-I   Registration Statement No. 333-177923
To prospectus dated November 14, 2011 and   Dated November 26, 2013
prospectus supplement dated November 14, 2011   Rule 424(b)(2)

JPMorgan Chase & Co.

Buffered Autocallable Optimization Securities Linked to an Index, a Fund or a Basket of Indices and/or Funds

Trigger Autocallable Optimization Securities Linked to an Index, a Fund or a Basket of Indices and/or Funds

Contingent Absolute Return Autocallable Optimization Securities Linked to an Index, a Fund or a Basket of Indices and/or Funds

General

- JPMorgan Chase & Co. may from time to time offer and sell buffered autocallable optimization securities (which we refer to as "BAOS"), trigger autocallable optimization securities (which we refer to as "TAOS") or contingent absolute return autocallable optimization securities (which we refer to as "CAR-AOS") linked to a single index, a single fund or a basket of indices and/or funds. We refer to BAOS, TAOS and CAR-AOS collectively as the "securities." This product supplement no. UBS-11-I describes terms that will apply generally to the securities, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet, free writing prospectus or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the securities, including any changes to the terms specified below. We refer to such term sheets, free writing prospectuses and pricing supplements generally as terms supplements. A separate underlying supplement or the relevant terms supplement will describe any index or fund to which the securities are linked. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in any related underlying supplement or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The securities are unsecured and unsubordinated obligations of JPMorgan Chase & Co. **Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase & Co.**
- Payment is linked to an Index, a Fund or a Basket as described below.
- Under the circumstances described below, the securities will be automatically called before maturity and you will receive, for each $10 principal amount security, the Call Price applicable to the Observation Date on which the securities are automatically called. If the securities are not automatically called before maturity, you will receive at maturity either the principal amount (plus, in the case of CAR-AOS, an additional payment that reflects the Contingent Absolute Return) or you will have full downside exposure to the Index and may lose your entire investment, as described below.
- For important information about tax consequences, see "Material U.S. Federal Income Tax Consequences" beginning on page PS-41.
- Minimum denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the securities is not equivalent to investing directly in any Index, any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund.
- The securities will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying: In this product supplement, we refer to the Index, the Fund or the Basket to which the securities are linked as the "Underlying."

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Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement no. UBS-11-I, the accompanying prospectus supplement and prospectus or any related underlying supplement or terms supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.
November 26, 2013

J.P.Morgan

Components: In this product supplement, we refer to any single Index or Fund to which the securities are linked or that is included in a Basket as a "Component" and, collectively, as the "Components."

Index: Any index to which the securities are linked or that is included in a Basket will be specified in the relevant terms supplement (each, an "Index").

Fund: Any fund to which the securities are linked or that is included in a Basket will be specified in the relevant terms supplement (each, a "Fund"). We refer to a Fund that is designed to track a commodity index or primarily invests in commodities or commodity futures contracts as a "Commodity Fund."

Basket: If the securities are linked to a basket, the relevant terms supplement will specify the Indices and/or Funds that are included in the basket (the "Basket").

Call Feature: Unless otherwise specified in the relevant terms supplement, if the Underlying Value on any Observation Date is greater than or equal to the Initial Underlying Value (or the Call Strike, if applicable), the securities will be automatically called for a cash payment equal to the Call Price applicable to that Observation Date.

Call Price: For each Observation Date, a fixed amount in cash for each $10 principal amount security as specified in the relevant terms supplement.

Call Strike: If applicable, the relevant terms supplement will specify the minimum Underlying Value, referred to as a Call Strike, that triggers an automatic call on an Observation Date and payment of the applicable Call Price. Unless otherwise specified in the relevant terms supplement, the Call Strike for the Final Valuation Date will not be greater than the Initial Underlying Value.

Payment at Maturity (For BAOS): If the securities are not automatically called and the Ending Underlying Value is less than the Initial Underlying Value by up to the Buffer Amount, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity.

If the securities are not automatically called and the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount, you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Underlying Return} + \text{Buffer Amount})$$

If the securities are not automatically called, you will lose some or substantially all of your investment at maturity if the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount.

Payment at Maturity (For TAOS with an Observation Period): If the securities are not automatically called and the Underlying Value is greater than or equal to the Trigger Level on each day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity.

If the securities are not automatically called and the Underlying Value is less than the Trigger Level on any day during the Observation Period, you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Underlying Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the Underlying Value is less than the Trigger Level on any day during the Observation Period.

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Payment at Maturity (For TAOS without an Observation Period):	If the securities are not automatically called and the Ending Underlying Value is equal to or greater than the Trigger Level, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity. If the securities are not automatically called and the Ending Underlying Value is less than the Trigger Level, you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Underlying Return) *If the securities are not automatically called, you will lose some or all of your investment at maturity if the Ending Underlying Value is less than the Trigger Level.*
Payment at Maturity (For CAR-AOS with an Observation Period):	If the securities are not automatically called and the Underlying Value is greater than or equal to the Trigger Level on each day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount plus a return at maturity equal to the Contingent Absolute Return. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Contingent Absolute Return) If the securities are not automatically called and the Underlying Value is less than the Trigger Level on any day during the Observation Period, the Contingent Absolute Return will not apply and you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Underlying Return) *If the securities are not automatically called, you will lose some or all of your investment at maturity if the Underlying Value is less than the Trigger Level on any day during the Observation Period.*
Payment at Maturity (For CAR-AOS without an Observation Period):	If the securities are not automatically called and the Ending Underlying Value is equal to or greater than the Trigger Level, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount plus a return at maturity equal to the Contingent Absolute Return. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Contingent Absolute Return) If the securities are not automatically called and the Ending Underlying Value is less than the Trigger Level, the Contingent Absolute Return will not apply and you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows: $10 × (1 + Underlying Return) *If the securities are not automatically called, you will lose some or all of your investment at maturity if the Ending Underlying Value is less than the Trigger Level.*
Buffer Amount:	If applicable, a fixed percentage as specified in the relevant terms supplement.
Trigger Level:	If applicable, a value of an Underlying, as specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Trigger Level is equal to (a) a specified level, (b) a specified percentage of the Underlying Value on a specified date or (c) a specified percentage of the Initial Underlying Value. For securities linked to a single Fund, the Initial Price (and, therefore, the Trigger Level) are subject to adjustment upon the occurrence of certain events affecting that Fund. See "General Terms of Securities — Anti-Dilution Adjustments." For securities linked to a single Fund, the relevant terms supplement may refer to the Trigger Level as the "Trigger Price."

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Underlying Return:	In this product supplement, we refer to the Index Return, the Fund Return or the Basket Return, as applicable, as the Underlying Return.
Contingent Absolute Return:	If applicable, the absolute value of the Underlying Return. For example, if the Underlying Return is -5%, the Contingent Absolute Return will equal 5%.
Initial Underlying Value:	In this product supplement, we refer to the Initial Index Level (or Index Strike Level, if applicable), the Initial Price (or Strike Price, if applicable) or the Initial Basket Level (or Basket Strike Level, if applicable), as applicable, as the Initial Underlying Value.
Ending Underlying Value:	In this product supplement, we refer to the Final Index Level, the Final Price or the Final Basket Level, as applicable, as the Ending Underlying Value.
Underlying Value:	In this product supplement, we refer to the Index Closing Level, the closing price of the Fund or the Basket Closing Level, as applicable, as the Underlying Value.
Index Return:	Unless otherwise specified in the relevant terms supplement, with respect to an Index:

$$\frac{\text{Final Index Level} - \text{Initial Index Level (or Index Strike Level, if applicable)}}{\text{Initial Index Level (or Index Strike Level, if applicable)}}$$

Initial Index Level:	Unless otherwise specified in the relevant terms supplement, with respect to an Index, the Index Closing Level of that Index on the Trade Date.
Final Index Level:	Unless otherwise specified in the relevant terms supplement, with respect to an Index, the Index Closing Level of that Index on the Final Valuation Date or such other date as specified in the relevant terms supplement.
Index Strike Level:	With respect to an Index, the relevant terms supplement may specify a level other than the Initial Index Level of that Index, which we refer to as the "Index Strike Level," to be used for calculating the Index Return of that Index and the amount payable at maturity, if any. The Index Strike Level, if applicable, for an Index may be based on and/or expressed as a percentage of the Index Closing Level of that Index as of a specified date, or may be determined without regard to the Index Closing Level of that Index as of a particular date. For example, the relevant terms supplement may specify that, for a particular Index, an Index Strike Level equal to 95% of the Initial Index Level of that Index will be used to calculate the Index Return of that Index.
Fund Return:	Unless otherwise specified in the relevant terms supplement, with respect to a Fund:

$$\frac{\text{Final Price} - \text{Initial Price (or Strike Price, if applicable)}}{\text{Initial Price (or Strike Price, if applicable)}}$$

Initial Price:	Unless otherwise specified in the relevant terms supplement, with respect to a Fund, the "Initial Price" is (a) the closing price of one share of that Fund on the Trade Date, *divided by* (b) the Share Adjustment Factor for that Fund. See "General Terms of Securities — Anti-Dilution Adjustments."
Final Price:	Unless otherwise specified in the relevant terms supplement, with respect to a Fund, the closing price of one share of that Fund on the Final Valuation Date or such other date as specified in the relevant terms supplement.
Share Adjustment Factor:	Unless otherwise specified in the relevant terms supplement, with respect to a Fund, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting that Fund. See "General Terms of Securities — Anti-Dilution Adjustments."
Strike Price:	With respect to a Fund, the relevant terms supplement may specify a price other than the Initial Price of that Fund, which we refer to as the "Strike Price," to be used for calculating the Fund Return of that Fund and the amount payable at maturity, if any. The Strike Price, if applicable, for a Fund will be equal to (a) a percentage of the closing price of one share of that Fund as of a specified date or (b) a fixed amount determined without regard to the closing price of one share of that Fund as of a particular date, in each case *divided by* the Share Adjustment Factor for that Fund. For example, the relevant terms supplement may specify that, for a particular Fund, a Strike Price equal to 95% of the closing price of one share of that Fund on the Trade Date, *divided by* the Share Adjustment Factor for that Fund (*i.e.*, the Initial Price), will be used to calculate the Fund Return of that Fund.

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Basket Return: Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level (or Basket Strike Level, if applicable)}}{\text{Initial Basket Level (or Basket Strike Level, if applicable)}}$$

Initial Basket Level: Unless otherwise specified in the relevant terms supplement, set equal to 100 on the Trade Date or such other relevant date as specified in the relevant terms supplement.

Final Basket Level: Unless otherwise specified in the relevant terms supplement, the Basket Closing Level on the Final Valuation Date or such other date as specified in the relevant terms supplement.

Basket Strike Level: The relevant terms supplement may specify a level other than the Initial Basket Level, which we refer to as the "Basket Strike Level," to be used for calculating the Basket Return and the amount payable at maturity, if any. The Basket Strike Level, if applicable, may be based on and/or expressed as a percentage of the Basket Closing Level as of a specified date, or may be determined without regard to the Basket Closing Level as of a particular date. For example, the relevant terms supplement may specify that a Basket Strike Level equal to 95% of the Initial Basket Level will be used to calculate the Basket Return.

Basket Closing Level: Unless otherwise specified in the relevant terms supplement, the Basket Closing Level on any relevant day will be calculated as follows:

$$100 \times [1 + \text{sum of (Component Return of each Component} \times \text{Component Weight of each such Component)}]$$

Component Return: Unless otherwise specified in the relevant terms supplement, with respect to a Component, the Stock Return, the Index Return or the Fund Return, as applicable, of that Component.

Component Weight: For securities linked to a Basket, with respect to a Component, a fixed percentage or fraction as specified in the relevant terms supplement, *provided* that the sum of the Component Weight for all Components will equal 100% or 1, as applicable.

The relevant terms supplement will specify either (i) the weight of each Component in the Basket, which will be fixed for the term of the securities, or (ii) the manner in which the weight of each Component will be determined. For example, if the relevant terms supplement specifies that a Component is weighted to compose 18% of the value of the Basket, the Component Weight for that Component is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Components, the Component with the greater Component Return on the Final Valuation Date will make up 70% of the value of the Basket, and the Component with the lesser Component Return on the Final Valuation Date will make up 30% of the value of the Basket.

If the Basket is composed entirely of Indices or entirely of Funds, the relevant terms supplement may refer to the Component Weights as the "Index Weights" or the "Fund Weights," respectively.

Observation Period: If applicable, unless otherwise specified in the relevant terms supplement, the period from, but excluding, the Trade Date to, and including, the Final Valuation Date.

Observation Dates: As specified in the relevant terms supplement. We refer to the final Observation Date as the "Final Valuation Date." Observation Dates are subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Postponement of an Observation Date."

Call Settlement Dates: Unless otherwise specified in the relevant terms supplement, three business days following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the Maturity Date.

Principal Amount: Unless otherwise specified in the relevant terms supplement, $10 per security.

Issue Price: Unless otherwise specified in the relevant terms supplement, $10 per $10 principal amount security.

Trade Date: As specified in the relevant terms supplement.

Settlement Date: As specified in the relevant terms supplement.

Maturity Date: As specified in the relevant terms supplement. The Maturity Date of the securities is subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Payment at Maturity."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any related underlying supplement, this product supplement no. UBS-11-I and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. UBS-11-I, together with the relevant terms supplement, any related underlying supplement and the accompanying prospectus and prospectus supplement, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours, or any written materials prepared by any Agent (as defined in "Underwriting (Conflicts of Interest)"), including UBS Financial Services Inc. The information in the relevant terms supplement, any related underlying supplement, this product supplement no. UBS-11-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant terms supplement and this product supplement no. UBS-11-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant terms supplement, any related underlying supplement, this product supplement no. UBS-11-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities in any circumstances in which an offer or solicitation is unlawful.

In this product supplement no. UBS-11-I, any related underlying supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the securities, including any changes to the terms specified below. A separate underlying supplement or the relevant terms supplement will describe any index or fund to which the securities are linked. Capitalized terms used but not defined in this product supplement no. UBS-11-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement and any related underlying supplement. The term "security" refers to each $10 principal amount of our Buffered Autocallable Optimization Securities Linked to an Index, a Fund or a Basket of Indices and/or Funds, Trigger Autocallable Optimization Securities Linked to an Index, a Fund or a Basket of Indices and/or Funds or Contingent Absolute Return Autocallable Optimization Securities Linked to an Index, a Fund or a Basket of Indices and/or Funds.

General

The Buffered Autocallable Optimization Securities, Trigger Autocallable Optimization Securities, and Contingent Absolute Return Autocallable Optimization Securities (the "**BAOS**," "**TAOS**" and "**CAR-AOS**," respectively) are unsecured and unsubordinated obligations of JPMorgan Chase & Co. that are linked to a single index (the "**Index**"), a single fund (the "**Fund**") or a basket of indices and/or funds (the "**Basket**") as specified in the relevant terms supplement. In this product supplement, we refer to:

- an index or a fund that is included in a basket as an "**Index**" or a "**Fund**," respectively;

- each Index or Fund to which the securities are linked or that is included in a basket as a "**Component**" and, collectively, as the "**Components**";

- a fund that is designed to track a commodity index or that primarily invests in commodities or commodity futures contracts as a "**Commodity Fund**"; and

- an index underlying a Fund (or the relevant successor fund), if applicable, as an "**Underlying Index**."

The securities are a series of debt securities referred to in the accompanying prospectus supplement and prospectus. The securities will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The securities do not pay interest and do not guarantee any return of principal at, or prior to, maturity; **therefore, you must be aware of the risk that you may lose some or all of the principal amount of your securities at maturity if the securities are not automatically called.** Instead, you will receive a payment in cash, the timing and amount of which will vary depending on the performance of the Underlying and whether the securities are automatically called prior to maturity. **Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase & Co.**

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The securities will be issued in denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each security is $10, unless otherwise specified in the relevant terms supplement. The securities will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities — Book-Entry System" in the accompanying prospectus.

The terms of specific issuances of the securities will be described in the relevant terms supplement accompanying this product supplement no. UBS-11-I and any related underlying supplement. The terms described in that document supplement those described in this product supplement and in any related underlying supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in any related underlying supplement, the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Call Feature

The securities will be automatically called and subject to mandatory redemption if the Underlying Value on any Observation Date is greater than or equal to the Initial Underlying Value (or the Call Strike, if applicable). If the securities are automatically called, for every $10 principal amount security, you will receive a cash payment equal to the Call Price applicable to the relevant Observation Date.

Unless otherwise specified in the relevant terms supplement, if the securities are automatically called on an Observation Date other than the Final Valuation Date, we will redeem each security and pay the applicable Call Price on the second business day after the applicable Observation Date, subject to postponement as described below. Unless otherwise specified in the relevant terms supplement, if the securities are automatically called on the Final Valuation Date, we will redeem each security and pay the applicable Call Price on the Maturity Date, subject to postponement as described below. We refer to the date on which the applicable Call Price is payable as the "**Call Settlement Date.**"

The "**Call Price**" for each Observation Date is a fixed amount in cash for each $10 principal amount security as specified in the relevant terms supplement.

The "**Call Strike**," if applicable, for each Observation Date will be specified in the relevant terms supplement and will be the minimum Underlying Value that triggers an automatic call on an Observation Date and payment of the applicable Call Price. Unless otherwise specified in the relevant terms supplement, the Call Strike for the Final Valuation Date will not be greater than the Initial Underlying Value.

Each "**Observation Date**" will be specified in the relevant terms supplement. We refer to the final Observation Date as the "**Final Valuation Date.**" Observation Dates are subject to postponement in the event of certain market disruption events and as described under "— Postponement of an Observation Date" below.

Payment at Maturity

The Maturity Date for the securities will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below.

BAOS

If the securities are not automatically called and the Ending Underlying Value is less than the Initial Underlying Value by up to the Buffer Amount, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity.

If the securities are not automatically called and the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount, you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Underlying Return} + \text{Buffer Amount})$$

If the securities are not automatically called, you will lose some or substantially all of your investment at maturity if the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount.

The **"Buffer Amount**,**"** if applicable, is a fixed percentage as specified in the relevant terms supplement.

TAOS with an Observation Period

If the securities are not automatically called and the Underlying Value is greater than or equal to the Trigger Level on each day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity.

If the securities are not automatically called and the Underlying Value is less than the Trigger Level on any day during the Observation Period, you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Underlying Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the Underlying Value is less than the Trigger Level on any day during the Observation Period.

The **"Trigger Level**,**"** if applicable, is a value of an Underlying, as specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Trigger Level is equal to (a) a specified level, (b) a specified percentage of the Underlying Value on a specified date or (c) a specified percentage of the Initial Underlying Value. For securities linked to a single Fund, the Initial Price (and, therefore, the Trigger Level) are subject to adjustment upon the occurrence of certain events affecting that Fund. See "General Terms of Securities — Anti-Dilution Adjustments." For securities linked to a single Fund, the relevant terms supplement may refer to the Trigger Level as the "Trigger Price."

If applicable, unless otherwise specified in the relevant terms supplement, the **"Observation Period"** is the period from, but excluding, the Trade Date to, and including, the Final Valuation Date.

TAOS without an Observation Period

If the securities are not automatically called and the Ending Underlying Value is equal to or greater than the Trigger Level, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your securities at maturity.

If the securities are not automatically called and the Ending Underlying Value is less than the Trigger Level, you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Underlying Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the Ending Underlying Value is less than the Trigger Level.

CAR-AOS with an Observation Period

If the securities are not automatically called and the Underlying Value is greater than or equal to the Trigger Level on each day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount plus a return at maturity equal to the Contingent Absolute Return. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Contingent Absolute Return})$$

If the securities are not automatically called and the Underlying Value is less than the Trigger Level on any day during the Observation Period, the Contingent Absolute Return will not apply and you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Underlying Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the Underlying Value is less than the Trigger Level on any day during the Observation Period.

CAR-AOS without an Observation Period

If the securities are not automatically called and the Ending Underlying Value is equal to or greater than the Trigger Level, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount plus a return at maturity equal to the Contingent Absolute Return. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Contingent Absolute Return})$$

If the securities are not automatically called and the Ending Underlying Value is less than the Trigger Level, the Contingent Absolute Return will not apply and you will lose 1% of the principal amount of your securities for every 1% that the Ending Underlying Value is less than the Initial Underlying Value, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount security will be calculated as follows:

$$\$10 \times (1 + \text{Underlying Return})$$

If the securities are not automatically called, you will lose some or all of your investment at maturity if the Ending Underlying Value is less than the Trigger Level.

In this product supplement, we refer to:

- the Index Return, the Fund Return or the Basket Return, as applicable, as the **"Underlying Return"**;

- the Initial Index Level (or Index Strike Level, if applicable), the Initial Price (or Strike Price, if applicable) or the Initial Basket Level (or Basket Strike Level, if applicable), as applicable, as the **"Initial Underlying Value"**;

- the Final Index Level, the Final Price or the Final Basket Level, as applicable, as the **"Ending Underlying Value"**; and

- the Index Closing Level, the closing price of the Fund or the Basket Closing Level, as applicable, as the **"Underlying Value."**

Unless otherwise specified in the relevant terms supplement, with respect to an Index, the **"Index Return,"** as calculated by the calculation agent, is the percentage change in the Index Closing Level of that Index, calculated by comparing the Final Index Level of that Index to the Initial Index Level (or Index Strike Level, if applicable) of that Index. The relevant terms supplement will specify the manner in which the Initial Index Level (or Index Strike Level, if applicable) and the Final Index Level will be determined. The Index Return of an Index, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Return} = \frac{\text{Final Index Level} - \text{Initial Index Level (or Index Strike Level, if applicable)}}{\text{Initial Index Level (or Index Strike Level, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, with respect to an Index, the **"Initial Index Level"** means the Index Closing Level of that Index on the Trade Date.

Unless otherwise specified in the relevant terms supplement, with respect to an Index, the **"Final Index Level"** means the Index Closing Level of that Index on the Final Valuation Date or such other date as specified in the relevant terms supplement.

With respect to an Index, the relevant terms supplement may specify a level other than the Initial Index Level of that Index, which we refer to as the **"Index Strike Level,"** to be used for calculating the Index Return of that Index and the amount payable at maturity, if any. The Index Strike Level, if applicable, for an Index may be based on and/or expressed as a percentage of the Index Closing Level of that Index as of a specified date, or may be determined without regard to the Index Closing Level of that Index as of a particular date. For example, the relevant terms supplement may specify that, for a particular Index, an Index Strike Level equal to 95% of the Initial Index Level of that Index will be used to calculate the Index Return of that Index.

Unless otherwise specified in the relevant terms supplement, with respect to a Fund, the **"Fund Return,"** as calculated by the calculation agent, is the percentage change in the closing price of one share of that Fund, calculated by comparing the Final Price of that Fund to the Initial Price (or Strike Price, if applicable) of that Fund. The relevant terms supplement will specify the manner in which the Initial Price (or Strike Price, if applicable) and the Final Price will be determined. The Fund Return of a Fund, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Fund Return} = \frac{\text{Final Price} - \text{Initial Price (or Strike Price, if applicable)}}{\text{Initial Price (or Strike Price, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, with respect to a Fund, the **"Initial Price"** is (a) the closing price of one share of that Fund on the Trade Date, *divided by* (b) the Share Adjustment Factor for that Fund.

Unless otherwise specified in the relevant terms supplement, with respect to a Fund, the **"Final Price"** means the closing price of one share of that Fund on the Final Valuation Date or such other date as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, with respect to a Fund, the **"Share Adjustment Factor"** will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting that Fund. See "General Terms of Securities — Anti-Dilution Adjustments."

With respect to a Fund, the relevant terms supplement may specify a price other than the Initial Price of that Fund, which we refer to as the **"Strike Price,"** to be used for calculating the Fund Return of that Fund and the amount payable at maturity, if any. The Strike Price, if applicable, for a Fund will be equal to (a) a percentage of the closing price of one share of that Fund as of a specified date or (b) a fixed amount determined without regard to the closing price of one share of that Fund as of a particular date, in each case *divided by* the Share Adjustment Factor for that Fund. For example, the relevant terms supplement may specify that, for a particular Fund, a Strike Price equal to 95% of the closing price of one share of that Fund on the Trade Date, *divided by* the Share Adjustment Factor for that Fund (*i.e.*, the Initial Price), will be used to calculate the Fund Return of that Fund.

Unless otherwise specified in the relevant terms supplement, the **"Basket Return,"** as calculated by the calculation agent, is the percentage change in the Basket Closing Level, calculated by comparing the Final Basket Level to the Initial Basket Level (or Basket Strike Level, if applicable). The relevant terms supplement will specify the manner in which the Initial Basket Level (or Basket Strike Level, if applicable) and the Final Basket Level will be determined. The Basket Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Basket Return} = \frac{\text{Final Basket Level} - \text{Initial Basket Level (or Basket Strike Level, if applicable)}}{\text{Initial Basket Level (or Basket Strike Level, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the **"Initial Basket Level"** is set equal to 100 on the Trade Date or such other relevant date as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the **"Final Basket Level"** is the Basket Closing Level on the Final Valuation Date or such other date as specified in the relevant terms supplement.

The relevant terms supplement may specify a level other than the Initial Basket Level, which we refer to as the **"Basket Strike Level,"** to be used for calculating the Basket Return and the amount payable at maturity, if any. The Basket Strike Level, if applicable, may be based on and/or expressed as a percentage of the Basket Closing Level as of a specified date, or may be determined without regard to the Basket Closing Level as of a particular date. For example, the relevant terms supplement may specify that a Basket Strike Level equal to 95% of the Initial Basket Level will be used to calculate the Basket Return.

Unless otherwise specified in the relevant terms supplement, the **"Basket Closing Level"** on any relevant day will be calculated as follows:

100 × [1 + sum of (Component Return of each Component × Component Weight of each such Component)]

Unless otherwise specified in the relevant terms supplement, with respect to a Component, the **"Component Return"** is the Stock Return, Index Return or the Fund Return, as applicable, of such Component.

For securities linked to a Basket, with respect to a Component, the **"Component Weight"** is a fixed percentage or fraction as specified in the relevant terms supplement, *provided* that the sum of the Component Weight for all Components will equal 100% or 1, as applicable.

The relevant terms supplement will specify either (i) the weight of each Component in the Basket, which will be fixed for the term of the securities, or (ii) the manner in which the weight of each Component will be determined. For example, if the relevant terms supplement specifies that a Component is weighted to compose 18% of the value of the Basket, the Component Weight for that Component is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Components, the Component with the greater Component Return on the Final Valuation Date will make up 70% of the value of the Basket, and the Component with the lesser Component Return on the Final Valuation Date will make up 30% of the value of the Basket.

With respect to CAR-AOS, the "**Contingent Absolute Return**" is the absolute value of the Underlying Return. For example, if the Underlying Return is -5%, the Contingent Absolute Return will equal 5%.

Unless otherwise specified in the relevant terms supplement, the "**Index Closing Level**" of an Index or any relevant successor index (as defined under "General Terms of Securities — Discontinuation of an Index; Alteration of Method of Calculation") on any relevant day will equal the official closing level of that Index or successor index, as applicable, published with respect to that day. In certain circumstances, the Index Closing Level of an Index or any relevant successor index will be based on the alternative calculation of that Index described under "— Postponement of an Observation Date" or "General Terms of Securities — Discontinuation of an Index; Alteration of Method of Calculation."

Unless otherwise specified in the relevant terms supplement, the "**closing price**" of one share of the Fund or any relevant successor fund (as defined under "General Terms of Securities — Discontinuation of a Fund; Alternate Calculation of Closing Price") on any relevant day means:

- if that Fund (or that successor fund) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on that day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which that Fund (or that successor fund) is listed or admitted to trading;

- if that Fund (or that successor fund) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by Financial Industry Regulatory Authority, Inc. ("**FINRA**") (the "**OTC Bulletin Board**"), the last reported sale price of the principal trading session on the OTC Bulletin Board on that day; or

- otherwise, if neither of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for shares of that Fund (or that successor fund) obtained from as many recognized dealers in that Fund (or that successor fund), but not exceeding three, as will make those bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of the mean, but only to the extent that any of those bids is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "— Postponement of an Observation Date" and "General Terms of Securities — Discontinuation of a Fund; Alternate Calculation of Closing Price."

The "**Trade Date**" is the day on which we price the securities for initial sale to the public and will be specified in the relevant terms supplement.

The "**Settlement Date**" is the day on which we issue the securities for initial delivery to investors and will be specified in the relevant terms supplement.

The **"Maturity Date"** will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled Maturity Date (as specified in the relevant terms supplement) is not a business day, then the Maturity Date will be the next succeeding business day following the scheduled Maturity Date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls less than three business days prior to the scheduled Maturity Date, the Maturity Date will be the third business day following the Final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Securities — Market Disruption Events." In addition, the Maturity Date may be accelerated if there is an event of default. See "General Terms of Securities — Payment upon an Event of Default."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable, if any, with respect to the securities on the applicable date or dates. We will give DTC irrevocable instructions and authority to pay the applicable amount to the holders of the securities entitled thereto.

Unless otherwise specified in the relevant terms supplement, a **"business day"** is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The **"calculation agent"** is the agent appointed by us to make certain calculations for the securities, which initially will be J.P. Morgan Securities LLC (**"JPMS"**). See "General Terms of Securities — Calculation Agent" below. JPMS is our affiliate and may have interests adverse to yours. Please see "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities due to JPMS's role as calculation agent."

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in the open market or by private agreement.

Postponement of an Observation Date

Securities Linked to a Single Component

For securities linked to a single Component, if an Observation Date (including the Final Valuation Date) is a Disrupted Day (as defined below), the applicable Observation Date will be postponed to the immediately succeeding business day that is not a Disrupted Day. In no event, however, will any Observation Date be postponed to a date that is after the applicable Final Disrupted Observation Date (as defined below).

If an Observation Date has been postponed to the applicable Final Disrupted Observation Date and that day is a Disrupted Day, the calculation agent will determine the Index Closing Level of the Index or the closing price of the Fund, as applicable, for that Observation Date on that Final Disrupted Observation Date as follows:

(a) for securities linked to an Index, unless otherwise specified in the relevant terms supplement or any related underlying supplement, in accordance with the formula for and method of calculating the Index Closing Level of the Index last in effect prior to the originally scheduled Observation Date, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for that suspension or limitation) on that Final Disrupted Observation Date of each security most recently constituting the Index; or

(b) for securities linked to a Fund, in good faith based on the calculation agent's assessment of the market value of one share of the Fund on that Final Disrupted Observation Date.

Securities Linked to a Basket

For securities linked to a Basket, if an Observation Date is a Disrupted Day with respect to any Component (any Component affected by a Disrupted Day, a "**Disrupted Component**"), the applicable Observation Date will be postponed to the earliest day on which the Index Closing Level or closing price, as applicable, (the "**Component Value**") of each Component has been established, as described below:

(a) for each Component that is not a Disrupted Component (an "**Unaffected Component**"), the Component Value on the postponed Observation Date will be deemed to be the Component Value on the originally scheduled Observation Date; and

(b) for each Disrupted Component, the Component Value on the postponed Observation Date will be deemed to be the Component Value on the first business day immediately following the originally scheduled Observation Date that is not a Disrupted Day for that Disrupted Component.

Accordingly, if an Observation Date is postponed as described above, the calculation agent may reference the Component Values of the Components from different business days when calculating the Basket Closing Level or making other determinations with respect to that Observation Date, as postponed.

For example, assume that the securities are linked to a Basket consisting of three Components, Component A, Component B and Component C, and that:

(a) Business Day 1, a scheduled Observation Date, is not a Disrupted Day for Component A but is a Disrupted Day for Components B and C;

(b) Business Day 2 is not a Disrupted Day for Component B but is a Disrupted Day for Component C; and

(c) Business Day 3 is not a Disrupted Day for Component C.

Under these circumstances, the Observation Date originally scheduled to occur on Business Day 1 would be postponed to Business Day 3 and, with respect to that Observation Date, as postponed, the Component Values would be deemed to be (a) for Component A, the Component Value on Business Day 1; (b) for Component B, the Component Value on Business Day 2 and (c) for Component C, the Component Value on Business Day 3.

In no event, however, will any Observation Date be postponed to a date that is after the applicable Final Disrupted Observation Date. If an Observation Date has been postponed to the applicable Final Disrupted Observation Date and on that day, the Component Value for any Disrupted Component has not been determined in accordance with the first paragraph under this "— Securities Linked to a Basket" section (a "**Final Disrupted Component**"), the Component Value of each Component for that Observation Date will be determined by the calculation agent on that Final Disrupted Observation Date and will be deemed to be:

(a) for each Unaffected Component, the Component Value on the originally scheduled Observation Date;

(b) for each Disrupted Component that is not a Final Disrupted Component, the Component Value determined in the manner described in the first paragraph under this "— Securities Linked to a Basket" section;

(c) for each Final Disrupted Component that is an Index, unless otherwise specified in the relevant terms supplement or any related underlying supplement, the Index Closing Level of that Index determined by the calculation agent in accordance with the formula for and method of calculating the Index Closing Level of this Index last in effect prior to the originally scheduled Observation Date, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for that suspension or limitation) on that Final Disrupted Observation Date of each security most recently constituting that Index; and

(d) for each Final Disrupted Component that is a Fund, the closing price of one share of that Fund, determined by the calculation agent in good faith based on the calculation agent's assessment of the market value of one share of that Fund on that Final Disrupted Observation Date.

Additional Defined Terms

Unless otherwise specified in the relevant term sheet, a "**Disrupted Day**" means, with respect to a Component, a day that is not a trading day with respect to that Component or a day on which a market disruption event occurs or is continuing with respect to that Component.

With respect to an Observation Date, unless otherwise specified in the relevant terms supplement or any related underlying supplement, the "**Final Disrupted Observation Date**" means the tenth business day after that Observation Date, as originally scheduled.

Unless otherwise specified in the relevant terms supplement or any related underlying supplement, a "**trading day**" is:

(a) with respect to an Index or any relevant successor index, a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchanges (as defined below) for securities underlying that Index or successor index, as applicable, and (ii) the exchanges on which futures or options contracts related to that Index or successor index, if applicable, are traded; and

(b) with respect to a Fund or any relevant successor fund, a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchange (as defined below) for that Fund or successor fund, as applicable, and (ii) the exchanges on which futures or options contracts related to that Fund or successor fund, as applicable, are traded.

Unless otherwise specified in the relevant terms supplement or any related underlying supplement, "**relevant exchange**" means:

(a) with respect to any security included in an Index, any relevant successor index or any Underlying Index, the primary exchange or market of trading for shares of that security; and

(b) with respect to a Fund or any successor fund, the primary exchange or market of trading for the shares of that Fund or that successor fund, as applicable.

RISK FACTORS

Your investment in the securities will involve certain risks. Unless otherwise specified in the relevant terms supplement, the securities do not pay interest and do not guarantee any return of principal at, or prior to, maturity. Investing in the securities is not equivalent to investing (or taking a short position) directly in any Index, any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the securities is suitable for you.**

Risks Relating to the Securities Generally

The securities do not pay interest or guarantee the full return of your investment. A decrease in the value of the Underlying may lead to a loss of some or all of your investment at maturity.

The securities do not pay interest and may not return any of your investment. If the securities have not been automatically called, the amount payable to you at maturity, if any, will be determined pursuant to the terms described in this product supplement no. UBS-11-I, any related underlying supplement and the relevant terms supplement.

For BAOS, if the securities are not automatically called, you will lose some or substantially all of your investment at maturity if the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount.

For TAOS or CAR-AOS with an Observation Period, if the securities are not automatically called and the Ending Underlying Value is less than the Trigger Level on any day during the Observation Period, you will lose some or all of your investment at maturity.

For TAOS or CAR-AOS without an Observation Period, if the securities are not automatically called and the Ending Underlying Value is less than the Trigger Level, you will lose some or all of your investment at maturity.

The securities are subject to the credit risk of JPMorgan Chase & Co.

The securities are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the securities. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the securities. Any actual or potential changes in our creditworthiness or the credit spreads, as determined by the market for taking our credit risk, is likely to affect adversely the value of the securities. If we were to default on our payment obligations, you may not receive any amounts owed to you under the securities and you could lose your entire investment.

The appreciation potential of the securities is limited.

Your investment in the securities will result in a gain if the Underlying Value on any of the Observation Dates is greater than or equal to the Initial Underlying Value (or the Call Strike, if applicable), which triggers an automatic call and the payment of the applicable Call Price. The gain resulting from an automatic call will be limited to the Call Price applicable to the Observation Date on which the securities are automatically called, regardless of the appreciation of the Index Closing Level, which may be greater than the return reflected in the applicable Call Price. For BAOS and TAOS, your investment will result in a gain only under these circumstances.

For CAR-AOS, your investment in the securities will also result in a gain if the securities are not automatically called and you receive a return based on the Contingent Absolute Return at maturity. Because this payment at maturity is available only if the securities are not automatically called (and therefore the Ending Underlying Value is less than the Initial Underlying Value) and the Ending Underlying Value or the Underlying Value on each day during the Observation Period, as applicable, is greater than or equal to the Trigger Level, the amount of this return will be limited to the Contingent Absolute Return that would result if the Ending Underlying Value were equal to the Trigger Level. For example, if the Trigger Level is equal to 80% of the Initial Underlying Value and the securities are not automatically called, the maximum return at maturity would be 20%, which reflects the Contingent Absolute Return.

The securities are subject to automatic call prior to maturity and the corresponding reinvestment risk.

The term of the securities may be limited by the automatic call feature of the securities. The securities will be automatically called prior to the Maturity Date if the Underlying Value on any Observation Date is greater than or equal to the Initial Underlying Value (or the Call Strike, if applicable). Because of this automatic call feature, the term of your investment in the securities may be limited to a period that is shorter than the original term of the securities. If the securities are automatically called early, the holding period over which you would receive the per annum return could be significantly less than the full term of the securities. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

Some features of the securities apply only if you hold the securities to maturity.

If you are able to sell your securities in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the Underlying Value has not declined by more than the Buffer Amount (in the case of BAOS) or has remained above the Trigger Level (in the case of TAOS or CAR-AOS), as applicable.

For BAOS, if the securities are not previously called and the Ending Underlying Value is less than the Initial Underlying Value by up to the Buffer Amount, at maturity, we will repay you the full principal amount per $10 principal amount security. However, if the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Value is less than the Initial Underlying Value by more than the Buffer Amount. Downside market exposure to the Index is buffered only if you hold your Securities to maturity.

For TAOS and CAR-AOS, if the securities are not previously called, at maturity, we will either repay you the full principal amount per $10 principal amount security (plus, in the case of CAR-AOS, an additional payment that reflects the Contingent Absolute Return) or, if the Underlying Value on any day during the Observation Period or on the Final Valuation Date, as applicable, is less than the Trigger Level, you will at maturity be fully exposed to any depreciation in the Underlying Value and, for CAR-AOS, the Contingent Absolute Return will not apply. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Value is less than the Initial Underlying Value. For securities with an Observation Period, you will be subject to this potential loss of principal even if the Underlying Value subsequently increases such that the Ending Underlying Value is less than the Initial Underlying Value but greater than the Trigger Level. If these securities did not have the potential for downside exposure to the Index, under the same scenario, you would have received the full principal amount of your securities at maturity. This contingent repayment of principal and, for CAR-AOS, any Contingent Absolute Return are based on whether the Underlying Value on any day during the Observation Period or on the Final Valuation Date, as applicable, is below the Trigger Level and apply only if you hold the securities to maturity.

The probability that the securities will be called or that the Ending Underlying Value will be less than the Initial Underlying Value by more than the Buffer Amount (in the case of BAOS) or the Underlying Value will fall below the Trigger Level on any day during the Observation Period or on the Final Valuation Date (in the case of TAOS or CAR-AOS), as applicable, will depend on volatility.

The probability that the securities will be called or that the Ending Underlying Value will be less than the Initial Underlying Value by more than the Buffer Amount (in the case of BAOS) or the Underlying Value will fall below the Trigger Level on any day during the Observation Period or on the Final Valuation Date (in the case of TAOS or CAR-AOS), as applicable, will depend on volatility. "Volatility" refers to the frequency and magnitude of changes in the level of the Index. If the Index has historically experienced significant volatility, there is a higher probability that the Ending Underlying Value will be less than the Initial Underlying Value by more than the Buffer Amount (in the case of BAOS) or the Underlying Value will fall below the Trigger Level on any day during the Observation Period or on the Final Valuation Date (in the case of TAOS or CAR-AOS), as applicable. In addition, the rate used to determine the applicable Call Price is set on the Trade Date and depends in part on this expected volatility. However, the Index's volatility can change significantly over the term of the securities. As a result, you may lose some or all of your investment.

Our offering of the securities does not constitute an expression of our view about, or a recommendation of, any Index, any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund.

You should not take our offering of the securities as an expression of our views about how any Index, any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund will perform in the future or as a recommendation to invest (directly or indirectly, by taking a long or short position) in any Index, any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund, including through an investment in the securities. As a global financial institution, we and our affiliates may, and often do, have positions (long, short or both) in one or more Indices or Funds, the equity securities underlying one or more Indices and the securities, commodities or futures contracts underlying one or more Funds that conflict with an investment in the securities. See "— We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities" below and "Use of Proceeds and Hedging" in this product supplement for some examples of potential conflicting positions we may have. You should undertake an independent determination of whether an investment in the securities is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities.

In anticipation of the sale of the securities, we expect to hedge our obligations under the securities through certain affiliates or unaffiliated counterparties by taking positions in instruments the value of which is derived from one or more Indices or Funds, the equity securities underlying one or more Indices or the securities, commodities or futures contracts underlying one or more Funds. We may also adjust our hedge by, among other things, purchasing or selling instruments the value of which is derived from one or more Indices or Funds, the equity securities underlying one or more Indices or the securities, commodities or futures contracts underlying one or more Funds at any time and from time to time, and close out or unwind our hedge by selling any of the foregoing on or before the Final Valuation Date. We cannot give you any assurances that our hedging will not negatively affect the value of the Underlying or the performance of the securities. See "Use of Proceeds and Hedging" below for additional information about our hedging activities.

This hedging activity may present a conflict of interest between your interest as a holder of the securities and the interests our affiliates have in executing, maintaining and adjusting hedge transactions. These hedging activities could also affect the price at which JPMS is willing to purchase your securities in the secondary market.

Our hedging counterparties expect to make a profit. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS and other affiliates of ours also trade the Funds, the equity securities underlying the Indices and the securities, commodities or futures contracts underlying the Funds and other financial instruments related to the Indices, the Funds, the equity securities underlying the Indices and the securities, commodities or futures contracts underlying the Funds on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management and to facilitate transactions, including block transactions, on behalf of customers. While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the Underlying Value on the Trade Date and/or decrease the Underlying Value on any Observation Date, which could adversely affect your return upon automatic call or at maturity.

It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines.

We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our business activities.

We or our affiliates may currently or from time to time engage in business with the companies the equity securities of which are included in an Index, held by a Fund or included in a relevant Underlying Index (the **"underlying companies"**), including extending loans to, making equity investments in or providing advisory services to the underlying companies, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire nonpublic information about the underlying companies, and we will not disclose any such information to you. In addition, we or one or more of our affiliates may publish research reports or otherwise express views about the underlying companies. Any prospective purchaser of securities should undertake an independent investigation of each of the underlying companies as in its judgment is appropriate to make an informed decision with respect to an investment in the securities. We do not make any representation or warranty to any purchaser of securities with respect to any matters whatsoever relating to our business with the underlying companies.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for issuances of other securities or financial instruments with returns linked or related to changes in the level or price, as applicable, of an Index or a Fund, the equity securities underlying an Index or the securities, commodities or futures contracts underlying a Fund. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for these securities or financial instruments, our or their interests with respect to these securities or financial instruments may be adverse to those of the holders of the securities. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currencies in which the equity securities underlying a foreign Index or a foreign Fund are denominated. If currency exchange rate calculations are involved in the calculation of the Index Closing Levels of a foreign Index or the net asset values of a foreign Fund, these trading activities could potentially affect the exchange rates with respect to the currencies in which the equity securities underlying that foreign Index or foreign Fund are denominated, the Index Closing Levels of that foreign Index or the closing prices of that foreign Fund and, accordingly, the value of the securities. A **"foreign Index"** or a **"foreign Fund"** is one that is composed primarily of securities issues by non-U.S. companies.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of securities with respect to any matters whatsoever relating to future currency exchange rate movements and, if the securities are linked to a foreign Index or a foreign Fund, any prospective purchaser of the securities should undertake an independent investigation of the currencies in which securities underlying a foreign Index or a foreign Fund are denominated and their related exchange rates as, in its judgment, is appropriate to make an informed decision with respect to an investment in the securities.

We or our affiliates may have economic interests that are adverse to those of the holders of the securities due to JPMS's role as calculation agent.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, any Initial Index Level (or Index Strike Level, if applicable), any Initial Price (or Strike Price, if applicable), the Initial Basket Level (or Basket Strike Level, if applicable), if applicable, any Final Index Level, any Final Price, the Final Basket Level, if applicable, any Index Return, any Fund Return, the Basket Return, if applicable, the Trigger Level, if applicable, any applicable Contingent Absolute Return if the securities are not automatically called, the Underlying Value on each Observation Date, whether the Underlying Value is less than the Trigger Level on any day during the Observation Period or on the Final Valuation Date, as applicable, whether the automatic call feature has triggered a mandatory redemption and the amount, if any, that we will pay you upon automatic call or at maturity on the securities. The calculation agent will also make the assumptions used to determine the pricing of the securities and the estimated value of the securities when the terms of the securities are set. In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- adjustments to any Share Adjustment Factor;

- whether an Index has been discontinued, whether the method of calculating an Index has changed in a material respect or whether an Index has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the level of that Index had those changes or modifications not been made and, if applicable, which index to select as a successor index; and

- whether a Fund has been delisted, liquidated or otherwise terminated, a Fund or its Underlying Index, if applicable, has been changed in a material respect or a Fund has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the price of that Fund had those changes or modifications not been made and, if applicable, which exchange-traded fund to select as a successor fund.

In performing these duties, JPMS may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the securities, and may do so in the future. Any such research, opinions or recommendations could affect the value of any relevant Component, and, therefore, the market value of the securities.

JPMS and its affiliates publish research from time to time on underlying companies, financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. JPMS and its affiliates may have published or may publish research or other opinions that call into question the investment view implicit in an investment in the securities. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and any Component to which the securities are linked.

The securities are designed to be held to maturity, unless automatically called prior to maturity.

The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the Index has appreciated since the Trade Date. The potential returns described in the relevant terms supplement assume that your securities, are held to maturity unless automatically called prior to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market for the securities, it may not provide enough liquidity to allow you to trade or sell the securities easily.

JPMS may act as a market maker for the securities, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which JPMS is willing to buy the securities. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

Secondary market prices of the securities will likely be lower than the original issue price of the securities.

Any secondary market prices of the securities will likely be lower than the original issue price of the securities because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the securities. As a result, the price, if any, at which JPMS will be willing to buy securities from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the securities.

Secondary market prices of the securities will be impacted by many economic and market factors.

The secondary market price of the securities during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of the Underlying, including:

- any actual or potential change in our creditworthiness or credit spreads;

- customary bid-ask spreads for similarly sized trades;

- secondary market credit spreads for structured debt issuances;

- the actual and expected frequency and magnitude of changes in the Component Value of any Component (*i.e.*, volatility);

- whether the Underlying Value is less than the Trigger Level on any day during the Observation Period or on the Final Valuation Date, as applicable;

- the time to maturity of the securities;

- the dividend rate on a Fund or the equity securities underlying an Index or a Fund (while not paid to holders of the securities, dividend payments on a Fund or any equity securities underlying an Index or a Fund may influence the value of the relevant Component and the market value of related options and therefore affect the market value of the securities);

- the occurrence of certain events to the shares of a Fund that may or may not require an adjustment to the applicable Share Adjustment Factor;

- supply and demand trends and market prices at any time for the commodities upon which the futures contracts that compose any Commodity Fund or the exchange-traded futures contracts on those commodities;

- interest and yield rates in the market generally as well as in the markets of the equity securities underlying an Index or the securities, commodities or futures contracts underlying a Fund;

- economic, financial, political, regulatory and judicial events that affect the equity securities underlying an Index or a Fund (other than a Commodity Fund) or stock markets generally;

- economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect a Commodity Fund or commodity markets generally;

- for securities linked to a Basket, changes in correlation (the extent to which the value of the Components increase or decrease to the same degree at the same time) between the Components; and

- the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the equity securities underlying a foreign Index or a foreign Fund are traded, and, if a foreign Index or a foreign Fund is calculated in one currency and the equity securities underlying that foreign Index or foreign Fund are traded in one or more other currencies, the correlation between those rates and the value of that foreign Index or foreign Fund.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the securities, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the securities, if any, at which JPMS may be willing to purchase your securities in the secondary market.

Some or all of these factors will influence the price you will receive if you choose and are able to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your securities at a substantial discount from the principal amount if the Underlying Value is at, below or not sufficiently above the Initial Underlying Value.

If the Component Value of a Component changes, the market value of your securities may not change in the same manner.

Owning the securities is not the same as owning any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund. Accordingly, changes in the Component Value of a Component may not result in a comparable change in the market value of the securities. If the Component Value of any Component on any day has increased, the value of the securities may not increase comparably, if at all. It is also possible for Component Value of a Component to increase moderately while the value of the securities declines.

You will have no ownership rights in any Fund, any securities underlying any Index or any securities, commodities or futures contracts underlying any Fund.

Investing in the securities is not equivalent to investing in any Index, any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund or exchange-traded or over-the-counter instruments based on any Index, any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund. As an investor in the securities, you will not have any ownership interests or rights in any Index, any Fund, the equity securities underlying any Index or the securities, commodities or futures contracts underlying any Fund.

Your return on the securities will not reflect dividends or other distributions on the equity securities underlying any Index that is not a total return index or any Fund.

Your return on the securities will not reflect the return you would realize if you actually owned the equity securities underlying any Index that is not a total return index or any Fund and received the dividends or other distributions paid on those equity securities. This is because the calculation agent will calculate the amount payable to you at maturity of the securities by reference to the Ending Underlying Value. The Ending Underlying Value will reflect the prices of the equity securities underlying any relevant Index that is not a total return index or any relevant Fund on the Final Valuation Date without taking into consideration the value of dividends or other distributions paid on those equity securities.

Concentration risks may adversely affect the value of the securities.

If the securities are linked to a single Index or Fund or to a small number of Indices or Funds that are concentrated in a single or a limited number of industry or commodity sectors or geographical regions, you will not benefit, with respect to the securities, from the advantages of a diversified investment, and will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment. You should be aware that other investments may be more diversified than the securities in terms of the number and variety of industry or commodity sectors or geographical regions.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Underlying Value on an Observation Date, determining if the securities are to be automatically called or the Underlying Return or Contingent Absolute Return if the securities are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Securities — Market Disruption Events." Moreover, if any Observation Date is postponed to the last possible day and the Component Value of any Component is not available on that day because of a market disruption event or if such day is not a trading day, the calculation agent will nevertheless determine the Component Value of that Component on such last possible day. See "Description of Securities — Postponement of an Observation Date" for more information.

The tax consequences of an investment in the securities are uncertain.

There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS"). The IRS might not accept, and a court might not uphold, the treatment of the securities as open transactions that are not debt instruments, as described in "Material U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities could be affected materially and adversely. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this product supplement no. UBS-11-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Historical performance of any Component should not be taken as an indication of the future performance of such Component during the terms of the securities.

The actual performance of any Component over the term of the securities, as well as the amount payable at maturity may bear little relation to the historical performance of that Component. The value of any Component will be determined by the trading prices of the equity securities underlying the relevant Index or the trading prices of the relevant Fund, as applicable. As a result, it is impossible to predict whether the value of any Component will rise or fall.

JPMorgan Chase & Co. employees holding the securities must comply with policies that limit their ability to trade the securities and may affect the value of their securities.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may acquire the securities only for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the securities, you may not be able to purchase any securities described in the relevant terms supplement from us and your ability to trade or sell any of those securities in the secondary market may be limited.

Risks Relating to a Basket

The Components may not be equally weighted.

If so specified in the relevant terms supplement, the Components may have different weights in determining the level of the Basket. For example, the relevant terms supplement may specify that the Basket consists of five Components and that the Component Weights are 25%, 30%, 15%, 20% and 10%, respectively. One consequence of an unequal weighting of the Components is that the same percentage change in two of the Components may have different effects on the Basket Closing Level. For example, if the Component Weight for Component A is greater than the Component Weight for Component B, a 5% decrease in Component A will have a greater effect on the Basket Closing Level than a 5% decrease in Component B.

The Component Weights may be determined on a date other than the Trade Date.

If so specified in the relevant terms supplement, the Component Weights may be determined on a date or dates other than the Trade Date. For example, the relevant terms supplement may specify that the Component Weights will be determined based on the relative magnitude of the Component Return of each Component on the Final Valuation Date. As a result, if the relevant terms supplement so specifies, you will not know the weight assigned to each Component until a date later than the Trade Date, and you may not know the weight assigned to each Component in the Basket prior to the Final Valuation Date.

Changes in the value of the Components may offset each other.

Price movements in the Components may not correlate with each other. At a time when the value of one or more of the Components increases, the value of the other Components may not increase as much or may even decline. Therefore, in calculating the Final Basket Level, increases in the value of one or more of the Components may be moderated, or more than offset, by lesser increases or declines in the value of the other Component or Components, particularly if the Component or Components that appreciate are of relatively low weight in the Basket.

Movements in the Components may be highly correlated.

High correlation of movements in the Components during periods of negative returns among the Components could have an adverse effect on your return on your investment at maturity. However, the movements in the Components may become uncorrelated in the future. Accordingly, at a time when the value of one or more of the Components increases, the value of the other Components may not increase as much or may even decline. See "— Changes in the value of the Components may offset each other" above.

Risks Relating to an Index

The sponsor of an Index (an "Index Sponsor") may adjust that Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.

The Index Sponsor of an Index is responsible for maintaining that Index. The Index Sponsor can add, delete or substitute the equity securities underlying the applicable Index or make other methodological changes that could change the level of that Index. You should realize that the changing of securities included in an Index may affect that Index, as a newly added security may perform significantly better or worse than the asset or assets it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the applicable Index. Any of these actions could adversely affect the value of the securities. The Index Sponsor of an Index has no obligation to consider your interests in calculating or revising that Index. See the relevant index description section in any related underlying supplement or the relevant terms supplement for additional information.

For securities linked to an Index, unless otherwise specified in the relevant terms supplement or any related underlying supplement, to our knowledge, we are not currently affiliated with any other company the equity securities of which are included in an Index.

For securities linked to an Index, unless otherwise specified in the relevant terms supplement or any related underlying supplement, to our knowledge, we are not currently affiliated with any issuers the equity securities of which are included in an Index. As a result, we will have no ability to control the actions of the issuers of those equity securities, including actions that could affect the value of the equity securities underlying an Index or your securities. Unless otherwise specified in the relevant terms supplement or any related underlying supplement, none of the money you pay us will go to any Index Sponsor or any of the issuers of the equity securities included in any Index, and none of those issuers will be involved in the offering of the securities in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities. See any related underlying supplement or the relevant terms supplement for additional information about whether we are one of the companies included in an Index.

In the event we become affiliated with any issuer of equity securities that are included in an Index, we will have no obligation to consider your interests as a holder of the securities in taking any action with respect to such issuer that might affect the value of your securities.

For securities linked in whole or in part to a foreign Index, the securities will be subject to risks associated with foreign Indices.

For securities linked in whole or in part to a foreign Index, the securities will be subject to risks associated with foreign Indices. See "— Risks Relating to a Foreign Index or a Foreign Fund" below.

Risks Relating to a Fund

The policies of the investment adviser or commodity pool operator, as applicable, for a Fund, and the sponsor of its Underlying Index, if applicable, could affect the value and the amount payable on the securities.

The policies of the investment adviser or commodity pool operator, as applicable, for a Fund concerning the calculation of the Fund's net asset value; additions, deletions or substitutions of securities, commodities or futures contracts underlying the Fund; substitutions of its Underlying Index, if applicable; and manner in which changes affecting an Underlying Index, if applicable, are reflected in the Fund, could affect the market price of the shares of such Fund and, therefore, affect the amount payable on the securities at maturity, if any, and the value of the securities before maturity. The amount payable on the securities and their value could also be affected if the investment adviser or commodity pool operator, as applicable, changes these policies, for example, by changing the manner in which it calculates the Fund's net asset value, or if the investment adviser or commodity pool operator, as applicable, discontinues or suspends calculation or publication of the Fund's net asset value, in which case it may become difficult to determine the value of the securities.

In addition, the sponsor of an Underlying Index, if applicable, is responsible for the design and maintenance of the Underlying Index. The policies of the sponsor concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the securities, commodities or futures contracts included in the Underlying Index, if applicable, could affect the value of the Underlying Index and, consequently, the market prices of the shares of the Fund and, therefore, the amount payable on the securities at maturity and the value of the securities before maturity.

There are risks associated with a Fund.

A Fund may have a limited operating history. Although the shares of a Fund may be listed for trading on NYSE Arca, Inc. (**"NYSE Arca"**) and a number of similar products have been traded on NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of any Fund or that there will be liquidity in the trading market.

In addition, a Fund is subject to management risk, which is the risk that the applicable investment adviser's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of a Fund and, consequently, the value of the securities. See any applicable Fund description in the relevant terms supplement or any related underlying supplement for additional information.

The anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor for a Fund, which will be set initially at 1.0 in each case, for certain events affecting the shares of that Fund See "General Terms of Securities — Anti-Dilution Adjustments." The calculation agent is not required, however, to make those adjustments in response to all events that could affect the shares of a Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

For securities linked in whole or in part to a Fund that is designed to track an Underlying Index, the performance of the Fund may not correlate with the performance of its Underlying Index.

Unless otherwise specified in the relevant terms supplement or any related underlying supplement, a Fund that is designed to track an Underlying Index uses a representative sampling strategy or a replication or indexing strategy to attempt to track the performance of its Underlying Index. Pursuant to a representative sampling strategy, a Fund invests in a representative sample of securities that collectively has an investment profile similar to its Underlying Index; however, a Fund may not hold all or substantially all of the securities, commodities or futures contracts included in its Underlying Index. Even if a Fund uses a replication or indexing strategy, the Fund may not hold all of the securities, commodities or futures contracts included in its Underlying Index. Therefore, while the performance of a Fund is linked principally to the performance of its Underlying Index, its performance is also generally linked in part to assets other than the securities, commodities or futures contracts included in its Underlying Index because, unless otherwise specified in the relevant terms supplement, its investment adviser generally may invest a portion of a Fund's assets in securities not included in the Underlying Index and in other assets, including potentially shares of money market funds affiliated with or advised by the investment adviser.

In addition, the performance of a Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. Also, the component securities, commodities or futures contracts of a Fund may be unavailable in the secondary market due to other extraordinary circumstances. Corporate actions with respect to any securities (such as mergers and spin-offs) also may impact the variance between a Fund and its Underlying Index. Finally, because the shares of a Fund may be traded on NYSE Arca and may be subject to market supply and investor demand, the market value of one share of a Fund may differ from the net asset value per share of the Fund.

For all of the foregoing reasons, the performance of a Fund that is designed to track an Underlying Index may not correlate with the performance of its Underlying Index. Consequently, the return on the securities will not be the same as investing directly in any Fund or any relevant Underlying Index or in the securities, commodities or futures contracts held by any Fund or included in any relevant Underlying Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of any relevant Underlying Index.

We cannot assure you that public information about any Fund is accurate or complete.

All disclosures contained in the relevant terms supplement regarding any Fund will be derived from publicly available documents and other publicly available information, without independent verification. We have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to any Fund in connection with the offering of the securities. We do not make any representation that such publicly available documents or any other publicly available information regarding any Fund is accurate or complete, and we are not responsible for public disclosure of information by any Fund, whether contained in filings with the Securities and Exchange Commission (the "**SEC**") or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement (including events that would affect the accuracy or completeness of the publicly available documents of any Fund) that would affect the closing price of any Fund will have been publicly disclosed. Subsequent disclosure of any of these events or the disclosure of or failure to disclose material future events concerning any Fund could affect any payment on the securities and, therefore, the market value of the securities. Any prospective purchaser of the securities should undertake an independent investigation of any Fund as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

For securities linked in whole or in part to a foreign Fund, the securities will be subject to risks associated with foreign funds.

For securities linked in whole or in part to a foreign Fund, the securities will be subject to risks associated with foreign funds. See "— Risks Relating to a Foreign Index or a Foreign Fund" below.

For securities linked in whole or in part to a Commodity Fund, the securities will be subject to risks associated with Commodity Funds.

For securities linked in whole or in part to a Commodity Fund, the securities will be subject to risks associated with Commodity Funds. See "— Risks Relating to a Commodity Fund" below.

For securities linked in whole or in part to a Fund that primarily invests in debt securities, the securities will be subject to risks associated with bond funds.

For securities linked in whole or in part to a Fund that primarily invests in debt securities, the securities will be subject to risks associated with bond funds. See the relevant terms supplement or any related underlying supplement for risk factors relating to any relevant Fund that holds debt securities.

Risks Relating to a Foreign Index or a Foreign Fund

For securities linked in whole or in part to a foreign Index or a foreign Fund, if the prices of its component non-U.S. securities are not converted into U.S. dollars for purposes of calculating the value of that foreign Index or foreign Fund, the amount payable on the securities at maturity will not be adjusted for changes in exchange rates that might affect that foreign Index or foreign Fund.

If the prices of the non-U.S. securities underlying the applicable foreign Index or foreign Fund are not converted into U.S. dollars for purposes of calculating the value of that foreign Index or foreign Fund and although the non-U.S. securities underlying that foreign Index or foreign Fund are traded in currencies other than U.S. dollars, and the securities, which are linked in whole or in part to that foreign Index or foreign Fund, are denominated in U.S. dollars, the amount payable on the securities at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying that foreign Index or foreign Fund are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the payment on the securities. Any amounts we pay in respect of the securities will be determined solely in accordance with the procedures described in the relevant terms supplement.

For securities linked in whole or in part to a foreign Index or a foreign Fund, if the prices of its component non-U.S. securities are converted into U.S. dollars for purposes of calculating the value of that foreign Index or foreign Fund, the securities will be subject to currency exchange risk.

If the prices of the non-U.S. securities underlying the applicable foreign Index or foreign Fund are converted into U.S. dollars for the purposes of calculating the value of that foreign Index or foreign Fund, the holders of the securities will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. securities underlying that foreign Index or foreign Fund trade. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the non-U.S. securities underlying that foreign Index or foreign Fund denominated in each applicable currency. If, taking into account the weighting, the U.S. dollar strengthens against those currencies, the value of that foreign Index or foreign Fund will be adversely affected and any payments on the securities may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments;

- political, civil or military unrest; and

- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries, the United States and other countries important to international trade and finance.

For securities linked in whole or in part to a foreign Index or a foreign Fund, if the prices of its component non-U.S. securities are converted into U.S. dollars for purposes of calculating the value of that foreign Index or foreign Fund, changes in the volatility of exchange rates and the correlation between those rates and the values of that foreign Index or foreign Fund are likely to affect the market value of the securities.

The exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying the applicable foreign Index or foreign Fund are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies — the particular currency in which an equity security composing that foreign Index or foreign Fund is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security composing a foreign Index or foreign Fund is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency in which that equity security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying a foreign Index or foreign Fund are denominated refers to the size and frequency of changes in that exchange rate.

Because the applicable foreign Index or foreign Fund is calculated, in part, by converting the closing prices of the non-U.S. securities underlying that foreign Index or foreign Fund into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which those non-U.S. securities are denominated could affect the market value of the securities.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying a foreign Index or foreign Fund are denominated and the value of that foreign Index or foreign Fund refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the value of that foreign Index or foreign Fund. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying a foreign Index or foreign Fund are denominated and the percentage changes in the value of that foreign Index or foreign Fund could affect the value of the securities.

For securities linked in whole or in part to a foreign Index or a foreign Fund, an investment in the securities is subject to risks associated with non-U.S. securities markets.

Unless otherwise specified in the relevant terms supplement, the securities that compose a foreign Index or foreign Fund have been issued by non-U.S. companies. Investments in securities linked to the value of securities of non-U.S. issuers involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for securities linked to a foreign Index or foreign Fund composed of securities traded in one or more emerging market countries.

Some or all of these factors may influence the Index Closing Level for a foreign Index or the closing price for a foreign Fund. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of an Index or a Fund based on its historical performance. The level of an Index or the price of a Fund may decrease, which may adversely affect any payments on the securities.

Risks Relating to a Commodity Fund

The commodity futures contracts underlying a Commodity Fund are subject to legal and regulatory regimes that may change in ways that could have a substantial adverse effect on the value of the securities.

Futures contracts and options on futures contracts markets, including the futures contracts underlying a Commodity Fund, are subject to extensive regulation and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the "**CFTC**," and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

Notably, with respect to agricultural and exempt commodities as defined in the Commodity Exchange Act (generally, physical commodities such as agricultural commodities, energy commodities and metals), the Dodd-Frank Act, which was enacted on July 21, 2010, amended the Commodity Exchange Act to provide the CFTC with additional authority to establish limits on the number of positions, other than bona fide hedge positions, that may be held by any person in a commodity through futures contracts, options on futures contracts and other related derivatives, such as swaps, that are economically equivalent to those contracts. In addition, designated contract markets and swap execution facilities, as defined in the Commodity Exchange Act, are authorized to establish and enforce position limits or position accountability requirements on their own markets or facilities, which must be at least as stringent as the CFTC's where CFTC limits also apply.

On November 5, 2013, the CFTC proposed rules to establish position limits that will apply to 28 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts. The limits would apply to a number of commodity futures contracts that may be held by a Commodity Fund, such as CBOT Soybeans, Soybean Meal and Wheat futures; ICE Futures US Cotton No. 2, Sugar No. 11 and Sugar No. 16 futures; NYMEX Light Sweet Crude Oil, NY Harbor No. 2 Heating Oil, NY Harbor Gasoline Blendstock and Henry Hub Natural Gas futures; and COMEX Gold, Silver and Copper futures and NYMEX Palladium and Platinum futures. The limits will apply to a person's combined position in futures, options and swaps on the same underlying commodity. The rules also would set new aggregation standards for purposes of these position limits and would specify the requirements for designated contract markets and swap execution facilitates to impose position limits on contracts traded on those markets. The rules, if finalized in their proposed form, may interfere with our ability to enter into or maintain hedge positions to hedge our obligations under the securities.

An investment in the securities may not offer direct exposure to physical commodities.

If the securities are linked to a Commodity Fund composed of futures contracts on a commodity, the securities will reflect, in whole or in part, the return on those commodity futures contracts, not the return on the physical commodities underlying those commodity futures contracts. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the securities may underperform a similar investment that reflects the return on physical commodities.

The securities are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the securities will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the securities thus does not constitute either an investment in futures contracts or options on futures contracts, or a collective investment vehicle that trades in these futures contracts (*i.e.*, the securities will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. Among other things, this means that we are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase securities will be used by us for our own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the securities will not be interests in a commodity pool, the securities will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

Suspension or disruptions of market trading in relevant commodity and related futures markets may adversely affect the value of the securities.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached for a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of any Commodity Fund and, therefore, the value of your securities.

An increase in the margin requirements for any commodity futures contracts underlying a Commodity Fund may adversely affect the value of the securities.

Futures exchanges require market participants to post collateral in order to open and keep open positions in futures contracts. If an exchange increases the amount of collateral required to be posted to hold positions in commodity futures contracts underlying any Commodity Fund, market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of that Commodity Fund, as applicable, to decline significantly. As a result, the value of the securities may be adversely affected.

A Commodity Fund may be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the Maturity Date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. The risk of aberrational liquidity or pricing around the Maturity Date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. In respect of a Commodity Fund that represents energy, it should be noted that due to the significant level of continuous consumption, limited reserves and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the price of a Commodity Fund and any payments on the securities.

Higher future prices of commodity futures contracts held by a Commodity Fund relative to their current prices may lead to a decrease in any payments on your securities.

A Commodity Fund holds futures contracts on physical commodities. As the contracts underlying a Commodity Fund come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as "rolling." Excluding other considerations, if the market for these contracts is in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative "roll yield." Moreover, many commodities have historically exhibited contango markets. The presence of contango in the commodity markets could adversely affect the price of a Commodity Fund and, accordingly, any payments on the securities.

Prices for the physical commodities upon which the futures contracts underlying a Commodity Fund are based may change unpredictably and affect the value of the securities in unanticipated ways.

A decrease in the price of any of the commodities upon which the futures contracts underlying a Commodity Fund are based may have a material adverse effect on the value of the securities and your return on an investment in the securities. The prices of such commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, general weather conditions, and trade, fiscal, monetary and exchange control policies. Many commodities are also highly cyclical. These factors, some of which are specific to the market for each such commodity, as discussed below, may cause the value of the different commodities upon which the futures contracts underlying a Commodity Fund are based, as well as the futures contracts themselves, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the securities linked to a Commodity Fund. It is not possible to predict the aggregate effect of all or any combination of these factors. A Commodity Fund each provide one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio. The relevant terms supplement or any related underlying supplement may provide additional risk factors relating to any relevant Commodity Fund.

Agricultural Sector

Global prices of agricultural commodities, including cocoa, coffee, corn, cotton, soybeans, sugar and wheat, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodity prices. Demand for agricultural commodities, such as wheat, corn and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide growth and prosperity.

Energy Sector

Global prices of energy commodities, including WTI crude oil, Brent crude oil, RBOB gasoline, heating oil, gasoil and natural gas, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodity futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries ("**OPEC**") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions.

Industrial Metals Sector

Global prices of industrial metals commodities, including aluminum, copper, lead, nickel and zinc, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. Demand for industrial metals is significantly influenced by the level of global industrial economic activity. Prices for industrial metals commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, general weather conditions, government intervention, embargoes and tariffs. An additional, but highly volatile, component of demand for industrial metals is adjustments to inventory in response to changes in economic activity and/or pricing levels, which will influence investment decisions in new mines and smelters. Sudden disruptions in the supplies of industrial metals, such as those caused by war, natural events, accidents, acts of terrorism, transportation problems, labor strikes and shortages of power, may cause prices of industrial metals futures contracts to become extremely volatile and unpredictable. The introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities will also affect the prices of industrial metals commodities.

Livestock Sector

Livestock commodities, including live cattle, feeder cattle and lean hogs, are "non-storable" commodities, and therefore may experience greater price volatility than traditional commodities. Global livestock commodity prices are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for livestock commodities are affected by governmental programs and policies regarding livestock, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease (*e.g.*, Bovine Spongiform Encephalopathy, or Mad Cow Disease), availability of and prices for livestock feed and natural disasters may also affect livestock commodity prices. Demand for livestock commodities has generally increased with worldwide growth and prosperity.

Precious Metals Sector

Global prices of precious metals commodities, including gold, silver and platinum, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.

The price of silver is primarily affected by global demand for and supply of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, photography, jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.

Platinum prices are primarily affected by the global demand for and supply of platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles and the economic situation of the main consuming countries. Platinum is used in a variety of industries, primarily the automotive industry. Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for a large portion of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry.

A separate underlying supplement or the relevant terms supplement may provide additional risk factors relating to any Component to which the securities are linked.

USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities. The securities are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the securities as set forth in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the original issue price of the securities will reflect the estimated value of the securities when the terms of the securities are set, which we refer to as JPMS's estimated value, plus the selling commissions paid to each agent and other affiliated or unaffiliated dealers (as shown on the cover page of the relevant terms supplement), plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the securities, plus the estimated cost of hedging our obligations under the securities. See the relevant terms supplement for additional information about JPMS's estimated value. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the securities. In addition, from time to time after we issue the securities, we, through our affiliates or others, may enter into additional hedging transactions and close out or unwind those we have entered into, in connection with the securities and possibly in connection with our or our affiliates' exposure to one or more Indices or Funds, the equity securities underlying one or more Indices or the securities, commodities or futures contracts underlying one or more Funds. To accomplish this, we, through our affiliates or others, may take positions in one or more Indices or Funds, the equity securities underlying one or more Indices or the securities, commodities or futures contracts underlying one or more Funds or instruments the value of which is derived from one or more Indices or Funds, the equity securities underlying one or more Indices or the securities, commodities or futures contracts underlying one or more Funds. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the instruments described above.

While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the Underlying Value on the Trade Date and/or decrease the Underlying Value on any Observation Date, which could adversely affect your return upon automatic call or at maturity. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines. See "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities" above.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. We may hedge our exposure on the securities directly or we may aggregate this exposure with other positions taken by us and our affiliates with respect to our exposure to one or more Indices or Funds, the equity securities underlying one or more Indices or the securities, commodities or futures contracts underlying one or more Funds. No security holder will have any rights or interest in our hedging activity or any positions that we or any unaffiliated counterparties may take in connection with our hedging activity.

THE COMPONENTS

A separate underlying supplement or the relevant terms supplement will provide additional information relating to any Index or Fund to which the securities are linked.

Conflicts of Interest

See the relevant terms supplement, any related underlying supplement and "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our business activities" for information about economic interests with respect to any Component that we or our affiliates make may have that are adverse to your interests.

Historical performance of the Components

We will provide historical price or level information on any Component in the relevant terms supplement. You should not take any of those historical prices or levels as an indication of future performance. **Neither we nor any of our affiliates makes any representation to you as to the performance of any Component.**

GENERAL TERMS OF SECURITIES

Calculation Agent

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, any Initial Index Level (or Index Strike Level, if applicable), any Initial Price (or Strike Price, if applicable), the Initial Basket Level (or Basket Strike Level, if applicable), if applicable, any Final Index Level, any Final Price, the Final Basket Level, if applicable, any Index Return, any Fund Return, the Basket Return, if applicable, the Trigger Level, if applicable, any applicable Contingent Absolute Return if the securities are not automatically called, the Underlying Value on each Observation Date, whether the Underlying Value is less than the Trigger Level on any day during the Observation Period or on the Final Valuation Date, as applicable, whether the automatic call feature has triggered a mandatory redemption and the amount, if any, that we will pay you upon automatic call or at maturity on the securities. The calculation agent will also make the assumptions used to determine the pricing of the securities and the estimated value of the securities when the terms of the securities are set. In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- adjustments to any Share Adjustment Factor;

- whether an Index has been discontinued, whether the method of calculating an Index has changed in a material respect or whether an Index has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the level of that Index had those changes or modifications not been made and, if applicable, which index to select as a successor index; and

- whether a Fund has been delisted, liquidated or otherwise terminated, a Fund or its Underlying Index, if applicable, has been changed in a material respect or a Fund has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the price of that Fund had those changes or modifications not been made and, if applicable, which exchange-traded fund to select as a successor fund.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid upon automatic call or at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the Maturity Date or the applicable Call Settlement Date, as applicable.

All calculations with respect to any Initial Index Level (or Index Strike Level, if applicable), any Initial Price (or Share Index Strike Level, if applicable), the Initial Basket Level (or Basket Strike Level, if applicable), if applicable, any Call Strike, any Final Index Level, any Final Price, the Final Basket Level, if applicable, any Index Return, any Fund Return, the Basket Return, if applicable, the Contingent Absolute Return, if applicable, any Index Closing Level, any closing price of any Fund and any Basket Closing Level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of any payment on the securities per $10 principal amount security upon automatic call or at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all calculations with respect to the Trigger Level, if applicable, and all dollar amounts payable, if any, on the aggregate principal amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from determining the Underlying Value on an Observation Date, determining if the securities are to be automatically called or the Underlying Return or Contingent Absolute Return if the securities are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading on the markets as a whole.

Market Disruption Events for an Index

With respect to an Index or any relevant successor index, a **"market disruption event,"** unless otherwise specified in the relevant terms supplement or any related underlying supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of that Index (or that successor index) on the relevant exchanges (as defined below) for those securities for more than two hours of trading during, or during the one-hour period preceding the close of, the principal trading session on that relevant exchange;

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of that Index (or that successor index) during the one hour preceding the close of the principal trading session on that relevant exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to that Index (or that successor index) for more than two hours of trading during, or during the one-hour period preceding the close of, the principal trading session on that exchange or market; or

- a decision to permanently discontinue trading in those related futures or options contracts,

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities.

For purposes of determining whether a market disruption event with respect to an Index (or the relevant successor index) exists at any time, if trading in a security included in that Index (or that successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of that Index (or that successor index) will be based on a comparison of:

- the portion of the level of that Index (or that successor index) attributable to that security relative to

- the overall level of that Index (or that successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to an Index (or the relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or the primary exchange or market for trading in futures or options contracts related to that Index (or that successor index);

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on that Index (or that successor index) by the primary exchange or market for trading in those contracts by reason of:

  - a price change exceeding limits set by that exchange or market,

  - an imbalance of orders relating to those contracts or

  - a disparity in bid and ask quotes relating to those contracts

  will, in each case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to that Index (or that successor index); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary exchange or market on which futures or options contracts related to that Index (or that successor index) are traded will not include any time when that exchange or market is itself closed for trading under ordinary circumstances.

Market Disruption Events for a Fund

With respect to a Fund or any relevant successor fund, a "**market disruption event**," unless otherwise specified in the relevant terms supplement or any related underlying supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of the shares of that Fund (or that successor fund) on the relevant exchange for the shares of that Fund (or that successor fund) for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the shares of that Fund (or that successor fund) as a result of which the reported trading prices for the shares of that Fund (or that successor fund) during the last half-hour preceding the close of the principal trading session on that relevant exchange are materially inaccurate;

- if applicable, the occurrence or existence of a suspension, absence or material limitation of trading of securities, commodities or futures contracts then constituting 20% or more of the level of the applicable Underlying Index on the relevant exchanges for those securities for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that relevant exchange; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the applicable Underlying Index, if any, or shares of that Fund (or that successor fund) for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that exchange or market,

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities.

For purposes of determining whether a market disruption event with respect to a Fund (or the relevant successor fund) exists at any time, unless otherwise specified in the relevant terms supplement, if trading in a security, commodity or futures contract included in the applicable Underlying Index, if any, is materially suspended or materially limited at that time, then the relevant percentage contribution of that security, commodity or futures contract to the level of the applicable Underlying Index, if any, will be based on a comparison of (x) the portion of the level of the applicable Underlying Index, if any, attributable to that security, commodity or futures contract relative to (y) the overall level of the applicable Underlying Index, if any, in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to a Fund (or the relevant successor fund) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or the primary exchange or market for trading in futures or options contracts related to the shares of that Fund (or that successor fund);

- a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a market disruption event;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the applicable Underlying Index, if any, or shares of that Fund (or that successor fund) by the primary exchange or market for trading in those contracts by reason of:

    - a price change exceeding limits set by that exchange or market,

    - an imbalance of orders relating to those contracts or

    - a disparity in bid and ask quotes relating to those contracts

    will, in each case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the applicable Underlying Index, if any, or the shares of that Fund (or that successor fund); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary exchange or market on which futures or options contracts related to the applicable Underlying Index, if any, or the shares of that Fund (or that successor fund) are traded will not include any time when that exchange or market is itself closed for trading under ordinary circumstances.

Discontinuation of an Index; Alteration of Method of Calculation

Unless otherwise specified in the relevant terms supplement or any related underlying supplement, if the sponsor of an Index (an **"Index Sponsor"**) discontinues publication of that Index and that Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a **"successor index"**), then the Index Closing Level of that Index on the Final Valuation Date or any other relevant date on which the Index Closing Level of that Index is to be determined will be determined by reference to the level of that successor index published with respect to that day.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

Unless otherwise specified in the relevant terms supplement or any related underlying supplement, if the Index Sponsor for an Index discontinues publication of that Index prior to, and that discontinuation is continuing on, the Final Valuation Date or any other relevant date on which the Index Closing Level of that Index is to be determined, and the calculation agent determines, in its sole discretion, that no successor index for that Index is available at such time, or the calculation agent has previously selected a successor index for that Index and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the Index Closing Level for that Index for the Final Valuation Date or that other relevant date on that date. Unless otherwise specified in the relevant terms supplement or any related underlying supplement, the Index Closing Level of that Index will be computed by the calculation agent in accordance with the formula for and method of calculating that Index or successor index, as applicable, last in effect prior to that discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for that suspension or limitation) at the close of the principal trading session on that date of each security most recently composing that Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of an Index or its successor index, as applicable, may adversely affect the value of the securities.

If at any time the method of calculating an Index or a successor index, or the level thereof, is changed in a material respect, or if an Index or a successor index is in any other way modified so that it does not, in the opinion of the calculation agent, fairly represent the level of that Index or successor index, as applicable, had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index Closing Level of that Index or successor index, as applicable, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to that Index or successor index, as the case may be, as if those changes or modifications had not been made, and the calculation agent will calculate the Index Closing Level of that Index or successor index, as applicable, with reference to that Index or successor index, as adjusted. Accordingly, if the method of calculating an Index or a successor index is modified so that the level of that Index or successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in that Index or successor index), then the calculation agent will adjust its calculation of that Index or successor index, as applicable, in order to arrive at a level of that Index or successor index, as applicable, as if there had been no modification (*e.g.*, as if the split had not occurred).

Discontinuation of a Fund; Alternate Calculation of Closing Price

Unless otherwise specified in the relevant terms supplement, if a Fund (or a successor fund (as defined herein)) is delisted from the relevant exchange for that Fund (or that successor fund), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Fund (or that successor fund) (such substitute fund being referred to herein as a "**successor fund**"). If a Fund (or a successor fund) is delisted, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate closing price of one share of that Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate that Fund. If a successor fund is selected or if the calculation agent calculates a closing price by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate that Fund, that successor fund or closing price will be substituted for that Fund (or that successor fund) for all purposes of the securities.

Upon any selection by the calculation agent of a successor fund, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

Unless otherwise specified in the relevant terms supplement, if at any time, a Fund (or a successor fund) or an Underlying Index, if applicable, is changed in a material respect, or a Fund or a successor fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of that Fund (or that successor fund) had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing price of one share of that Fund or that successor fund is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing price of one share of an exchange-traded fund comparable to that Fund (or that successor fund) as if those changes or modifications had not been made, and calculate the closing price with reference to that Fund (or that successor fund), as adjusted. The calculation agent may also determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of one share of a Fund (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the closing price of the shares of a Fund upon written request by any investor in the securities.

Anti-Dilution Adjustments

The Share Adjustment Factor for a Fund (or the relevant successor fund) is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

Unless otherwise specified below, no adjustments to the Share Adjustment Factor for a Fund (or the relevant successor fund) will be required unless the Share Adjustment Factor adjustment would require a change of at least 0.1% in the applicable Share Adjustment Factor then in effect. The applicable Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor for a Fund (or the relevant successor fund) after the close of business on the business day immediately preceding the Maturity Date.

No adjustments to the Share Adjustment Factor for a Fund (or the relevant successor fund) will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one share of a Fund (or the relevant successor fund) on any relevant day during the term of the securities.

With respect to a Fund (or the relevant successor fund), anti-dilution adjustments will be calculated as follows:

Share Splits and Reverse Share Splits

If the shares of a Fund (or the relevant successor fund) are subject to a share split or reverse share split, then once that split has become effective, the applicable Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- the number of shares that a holder of one share of that Fund (or that successor fund) before the effective date of the share split or reverse share split would have owned immediately following the applicable effective date.

Share Dividends or Distributions

If a Fund (or the relevant successor fund) is subject to (i) a share dividend, *i.e.*, an issuance of additional shares of that Fund (or that successor fund) that is given ratably to all or substantially all holders of shares of that Fund (or that successor fund) or (ii) a distribution of shares of that Fund (or that successor fund) as a result of the triggering of any provision of the corporate charter of that Fund (or that successor fund), then, once the dividend or distribution has become effective and the shares of that Fund (or that successor fund) are trading ex-dividend, the applicable Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the prior Share Adjustment Factor *plus* the product of:

- the prior Share Adjustment Factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one share of that Fund (or that successor fund).

Non-Cash Dividends or Distributions

If a Fund (or the relevant successor fund) distributes shares of capital stock, evidences of indebtedness or other assets or property of that Fund (or that successor fund) to all or substantially all holders of shares of that Fund (or that successor fund) (other than (i) share dividends or distributions referred to under "— Share Splits and Reverse Share Splits" or "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of that Fund (or that successor fund) are trading ex-dividend, the applicable Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of that Fund (or that successor fund) and the denominator of which is the amount by which the Current Market Price exceeds the Fair Market Value of that distribution.

The "**Current Market Price**" of a Fund (or the relevant successor fund) means the closing price of one share of that Fund (or that successor fund) on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the applicable Share Adjustment Factor.

With respect to a Fund, the "**Fair Market Value**" of any distribution means the value of that distribution on the ex-dividend date for that distribution, as determined by the calculation agent. If that distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of the distributed property on that ex-dividend date.

"**Ex-dividend date**," with respect to a dividend or other distribution for a Fund (or the relevant successor fund), means the first trading day on which transactions in the shares of that Fund (or that successor fund) trade on the relevant exchange without the right to receive that dividend or other distribution.

Cash Dividends or Distributions

If a Fund (or the relevant successor fund) pays a dividend or makes another distribution consisting exclusively of cash to all or substantially all holders of shares of that Fund (or that successor fund) during the term of the securities that the calculation agent determines is (a) by its terms or declared intent, declared and paid outside the normal dividend policy or historical dividend practice of that Fund (or that successor fund) or (b) announced by that Fund (or that successor fund) to be an extraordinary dividend, then, once the dividend or distribution has become effective and the shares of that Fund (or that successor fund) are trading ex-dividend, the applicable Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of that Fund (or that successor fund) and the denominator of which is the amount by which the Current Market Price exceeds the amount in cash per share of that Fund (or that successor fund) distributed in that cash dividend or distribution in excess of the Dividend Threshold.

The "**Dividend Threshold**" of a Fund (or the relevant successor fund) is (a) with respect to a dividend or other cash distribution paid in lieu of a regularly scheduled dividend, an amount per share of that Fund (or that successor fund), as determined by the calculation agent, that is consistent with the normal dividend policy or historical dividend practice of that Fund (or that successor fund) or (b) with respect to a dividend or other cash distribution that is not paid in lieu of a regularly scheduled dividend, zero.

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factor and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to any adjustments to the Share Adjustment Factor for a Fund (or the relevant successor fund) upon written request by any investor in the securities.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per $10 principal amount security upon any acceleration of the securities will be determined by the calculation agent and will be (1) if (a) the date of acceleration is an Observation Date and an automatic call would have been triggered on the date of acceleration or (b) the date of acceleration is not an Observation Date, but an automatic call would have been triggered on the date of acceleration if the date of acceleration were the next succeeding Observation Date, an amount in cash equal to the amount payable upon an automatic call per $10 principal amount security as described under the caption "Description of Securities — Call Feature," calculated as if the date of acceleration were (i) that Observation Date and (ii) the Final Disrupted Observation Date for that Observation Date (if the date of acceleration is a Disrupted Day), or (2) in all other circumstances, an amount in cash equal to the amount payable at maturity per $10 principal amount security as described under the caption "Description of Securities — Payment at Maturity," calculated as if the date of acceleration were (a) the Final Valuation Date and (b) the Final Disrupted Observation Date for the Final Valuation Date (if the date of acceleration is a Disrupted Day).

If the maturity of the securities is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the securities, unless otherwise specified in the relevant terms supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the securities. The securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global note certificates, representing the total aggregate principal amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the heading "Description of Notes — Forms of Notes" and in the accompanying prospectus under the heading "Forms of Securities — Book-Entry System."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the securities. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the securities. It applies to you only if you hold a security as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- a "regulated investment company" as defined in Code Section 851;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding a security as part of a "straddle" or conversion transaction, or who has entered into a "constructive sale" with respect to a security;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein. The effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the securities), as well as any tax consequences arising under the laws of state, local or foreign jurisdictions.**

Tax Treatment of the Securities

The tax consequences of an investment in the securities are uncertain. There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not intend to request a ruling from the IRS regarding the securities. Unless otherwise indicated in the relevant terms supplement, insofar as we have tax reporting responsibilities with respect to your securities, we intend to treat them as "open transactions" that are not debt instruments for U.S. federal income tax purposes.

At the time of the relevant offering, we may seek an opinion of counsel regarding the tax consequences of owning and disposing of the securities. In this event, whether or not counsel is able to opine regarding the correctness of the treatment of the securities described above, we generally expect that counsel will be able to opine that the following are the material tax consequences of owning and disposing of the securities if the treatment of the securities described above is respected, as well as material tax consequences that may apply if it is not respected. The following discussion assumes this treatment is respected, except where otherwise indicated. The relevant terms supplement may indicate other issues applicable to a particular offering of securities.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a security that is:

- a citizen or individual resident of the United States;

- a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment as Open Transactions That Are Not Debt Instruments. Under this treatment, you should not recognize taxable income or loss other than pursuant to a sale or exchange (including at maturity or upon an automatic call). Upon a sale or exchange of a security, you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the security, which should equal the amount you paid to acquire it. Subject to the discussion below concerning the potential application of the "constructive ownership" rules of Section 1260 of the Code, this gain or loss should be long-term capital gain or loss if you have held the security for more than one year at that time. The deductibility of capital losses is subject to limitations.

Uncertainties Regarding Tax Treatment as Open Transactions That Are Not Debt Instruments. If the securities are treated as open transactions that are not debt instruments, due to the lack of controlling authority there remain significant uncertainties regarding the tax consequences of owning and disposing of them. For instance, you might be required to include amounts in income during the term of your securities and/or to treat all or a portion of the gain or loss on the sale or exchange of your securities as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held them.

Potential Application of the Constructive Ownership Rules. If a "pass-thru entity" (such as a Fund) is an underlying asset or a basket component, the securities could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Code, in which case the tax consequences of a sale or exchange of the securities could be affected materially and adversely. If a security were treated in whole or in part as a constructive ownership transaction, all or a portion of any long-term capital gain you would otherwise recognize on a sale or exchange of the security would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain." Under Section 1260, the net underlying long-term capital gain is generally the net long-term capital gain a taxpayer would have recognized by investing in the underlying pass-thru entity at the inception of the constructive ownership transaction and selling that investment on the date the constructive ownership transaction is closed (*i.e.*, at maturity or earlier disposition). If Section 1260 were to apply to a security, it is uncertain how the net underlying long-term capital gain would be computed. It is possible, for instance, where a Fund is the sole underlying asset, that the net underlying long-term capital gain could equal the amount of long-term capital gain you would have recognized if on the issue date you had invested the amount you paid to acquire the security in shares of the Fund and sold those shares for their fair market value on the date your security is sold or exchanged. Unless otherwise established by clear and convincing evidence, the amount of net underlying long-term capital gain is treated as zero. Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period you held the security, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Unless otherwise indicated in the relevant terms supplement, if a pass-thru entity is an underlying asset or a basket component, due to the lack of governing authority and the fact-sensitive nature of the analysis under Section 1260, we do not expect that counsel would be able to opine as to whether or how these rules would apply to your securities. You should consult your tax adviser regarding the potential application of the constructive ownership rules.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Tax Consequences if Treated as Debt Instruments. If the securities are treated as debt instruments, your tax consequences will be governed by Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the securities from issue to maturity (including the last possible date that the securities could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, (i) in each year that you hold your securities, you will be required to accrue into income original issue discount on your securities at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the securities (even though you will not receive any cash with respect to the securities prior to maturity or an automatic call) and (ii) any income recognized upon a sale or exchange of your securities generally will be treated as interest income. Additionally, if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a security that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a security (including at maturity or upon an automatic call).

Tax Treatment as Open Transactions. Except to the extent otherwise indicated in an applicable pricing supplement, if you are a Non-U.S. Holder of a security and if the treatment of the securities as "open transactions" that are not debt instruments is respected, any income or gain from the security should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). However, among the issues addressed in the notice described above in "—Tax Consequences to U.S. Holders—Uncertainties Regarding Tax Treatment as Open Transactions That Are Not Debt Instruments" is the degree, if any, to which income with respect to instruments described therein should be subject to U.S. withholding tax. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the securities, possibly with retroactive effect.

Tax Consequences if Treated as Debt Instruments. If the securities are treated as debt instruments, subject to the following sentences, any income or gain from a security will be exempt from U.S. federal income tax (including withholding tax) if you provide a properly completed IRS Form W-8BEN and these amounts are not effectively connected with your conduct of a U.S. trade or business. If your securities are issued after June 30, 2014, then under legislation enacted in 2010 and regulations promulgated thereunder, a withholding tax of 30% will be imposed on certain amounts paid on the securities to certain foreign entities (including financial intermediaries) unless various U.S. information reporting and due diligence requirements (that are in addition to, and significantly more onerous than, the requirement to deliver an IRS Form W-8BEN) have been satisfied. This regime would apply to amounts treated as interest on the securities paid after June 30, 2014 and to amounts treated as proceeds of the sale (including retirement) of the securities paid after December 31, 2016.

Effectively Connected Income. If you are engaged in a U.S. trade or business, and if income or gain from a security is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States), although exempt from the withholding taxes discussed above, you generally will be taxed in the same manner as a U.S. Holder. You will not be subject to withholding if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a security is likely to be treated as U.S.- situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a security.

Backup Withholding and Information Reporting

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your securities unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF SECURITIES ARE UNCERTAIN. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an **"Agent"** or **"JPMS"**), UBS Financial Services Inc. (an **"Agent"** or **"UBS"**) and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an **"Agent"** and collectively with JPMS and UBS, the **"Agents"**), each Agent participating in an offering of securities, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of securities set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMS will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

Our affiliates, including JPMS, may use this product supplement no. UBS-11-I, any related underlying supplement and the accompanying prospectus supplement, prospectus or terms supplement in connection with offers and sales of the securities in the secondary market. JPMS or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

Unless otherwise specified in the relevant terms supplement, there is currently no public trading market for the securities. In addition, unless otherwise specified in the relevant terms supplement, we have not applied and do not intend to apply to list the securities on any securities exchange or to have the securities quoted on a quotation system. JPMS may act as a market maker for the securities. However, JPMS is not obligated to do so and may discontinue any market-making in the securities at any time in its sole discretion. Therefore, we cannot assure you that a liquid trading market for the securities will develop, that you will be able to sell your securities at a particular time or that the price you receive if you sell your securities will be favorable.

In connection with an offering of the securities, JPMS may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for JPMS. Stabilizing transactions involve bids to purchase the securities in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the securities to be higher than it would otherwise be in the absence of those transactions. If JPMS engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

Certain of the Agents engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

To the extent the total aggregate principal amount of securities offered pursuant to a terms supplement is not purchased by investors, JPMS will retain the unsold portion of the applicable offering and has agreed to hold such securities for investment for a period of at least 30 days. The unsold portion of any series of securities will not exceed 15% of the aggregate principal amount of those securities. Any unsold portion may affect the supply of applicable securities available for secondary trading and, therefore, could adversely affect the price of the applicable securities in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement no. UBS-11-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement no. UBS-11-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed that it will not offer or sell the securities in any non-U.S. jurisdiction (i) if that offer or sale would not be in compliance with any applicable law or regulation or (ii) if any consent, approval or permission is needed for that offer or sale by that Agent or for or on our behalf, unless the consent, approval or permission has been previously obtained. We will have no responsibility for, and the applicable Agent will obtain, any consent, approval or permission required by that Agent for the subscription, offer, sale or delivery by that Agent of the securities, or the distribution of any offering materials, under the laws and regulations in force in any non-U.S. jurisdiction to which that Agent is subject or in or from which that Agent makes any subscription, offer, sale or delivery. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the Settlement Date for the securities will be the third business day following the Trade Date (which is referred to as a "T+3" settlement cycle).

Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the securities will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the securities. The underwriting arrangements for an offering of the securities will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in an offering of the securities to any of its discretionary accounts without the specific written approval of the customer.

NOTICE TO INVESTORS

We will offer to sell, and will seek offers to buy, the securities only in jurisdictions where offers and sales are permitted. None of the accompanying prospectus supplement and prospectus, this product supplement no. UBS-11-I, any related underlying supplement and the terms supplement (each, a "Disclosure Document" and, collectively, the "Disclosure Documents") will constitute an offer to sell, or a solicitation of an offer to buy, the securities by any person in any jurisdiction in which it is unlawful for that person to make an offer or solicitation. Neither the delivery of any Disclosure Document nor any sale made thereunder implies that our affairs have not changed or that the information in any Disclosure Document is correct as of any date after the date thereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of the Disclosure Documents and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make those purchases, offers or sales.

Argentina

The securities have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including, but not limited to, personal offerings, written materials, advertisements, the internet or the media, in circumstances that constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   Targeted investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   Investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   The number of contacted investors should be relatively small.

(iv)   Investors should receive complete and precise information on the proposed investment.

(v)   Any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   The documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   The aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The securities will not be offered or sold in or into The Bahamas except in circumstances that do not constitute a "public offering" according to the Securities Industry Act, 1999. The offer of the securities, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas. Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any securities.

Bermuda

The Disclosure Documents have not been and will not be registered or filed with any regulatory authority in Bermuda. The offering of the securities pursuant to the Disclosure Documents to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The securities have not been and will not be registered with the "*Comissão de Valores Mobiliários*" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the securities may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The securities are not being offered into Brazil. Documents relating to an offering of the securities, including the Disclosure Documents, as well as the information contained therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the securities to the public in Brazil.

British Virgin Islands

The securities may not be offered in the British Virgin Islands unless we or the person offering the securities on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The securities may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

The Disclosure Documents and the securities have not been and will not be registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of the Disclosure Documents. The securities will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The Agents, we and the securities have not been and will not be registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the securities will not be offered or sold within Chile or to, or for the account of benefit of, persons in Chile, except in circumstances that will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the securities, except in circumstances that will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The securities will be sold only to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the securities;

(ii)   to agree that it will only resell the securities in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the securities are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the securities; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or our respective affiliates, regarding the determination of the convenience or suitability of securities as an investment for the buyer or any other person; and that it has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The securities have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*). Therefore, the securities will not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the securities are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the securities must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the securities should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to:

(i)   any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements;

(ii)   any offer or sale of the securities at offices or branches open to the public;

(iii)   use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the securities; or

(iv)   use (a) non-solicited emails or (b) email distribution lists to market the securities.

The Disclosure Documents are for your sole and exclusive use, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant thereto and represent that you are the sole liable party for full compliance with those laws and regulations.

Costa Rica

The securities may not be offered or sold, directly or indirectly, to any person within the Republic of Costa Rica, in circumstances that require the issuer or offeror and the securities to be authorised by the Superintendencia General de Valores. Any offering, express or implicit, that seeks to issue, negotiate or sell securities among public investors, is deemed under Costa Rican law (Ley Reguladora del Mercado de Valores, N° 7732, and its Regulations) as a public offering, which requires the issuer or offeror and the securities to be authorised by the Superintendencia General de Valores. A public offering is any invitation or transmission by any means to the public or determined groups of persons exceeding 50 potential investors. A public offering is presumed when made through public or collective means of communication (mass media), such as press, radio, television and internet, or when the offering includes standardized securities.

Accordingly, each Agent has represented and agreed that (i) it is appropriately registered with the Superintendencia General de Valores, (ii) it has not offered or sold and will not offer or sell, directly or indirectly, any securities to the public in Costa Rica and (iii) that sales of the securities in Costa Rica will be placed or negotiated only on an individual basis with private investors, limited to a maximum 50 investors. Each Agent will evidence in writing, for each offering, compliance with the above requirements by means of an affidavit, a party declaration or any form of express acknowledgement. Each Agent has acknowledged that it is registered as a financial intermediary with the Superintendencia General de Valores, and that the Disclosure Documents have not been filed with the Superintendencia General de Valores and, therefore, it is not intended for any public offering of the securities in Costa Rica within the meaning of Costa Rican law.

El Salvador

The securities may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the securities to indeterminate individuals, nor will it make known any Disclosure Document in the territory of El Salvador through any mass media communication such as television, radio, press or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, that are not directed to the Salvadoran public. The offering of the securities will not be registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of securities in the Republic of El Salvador will be negotiated only on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and will, in any event, be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it will not make an offer of the securities to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State:

(i)   at any time to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(ii)   at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Agent; or

(iii)   at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no offer of securities will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the securities to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

Each Agent has represented and agreed that:

(i)   it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, the notes (except for notes which are a "structured product" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) other than (a) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)   it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of the securities that would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The securities have not been and will not be registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. The Disclosure Documents may not be publicly distributed in the United Mexican States. The securities may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

Each Agent has represented and agreed that with effect from and including January 1, 2012, it will not make an offer of securities that are the subject of the offering contemplated by the Disclosure Documents to the public in The Netherlands in reliance on Article 3(2) of the Prospectus Directive if and to the extent article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, the "DFSA") will be applied, unless such offer is made exclusively to qualified investors in The Netherlands as defined in the Prospectus Directive, *provided* that no offer of the securities will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expressions (i) an "offer of securities to the public" in The Netherlands; and (ii) "Prospectus Directive" have the meaning given to them above under the section entitled "European Economic Area."

Panama

The securities have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The securities do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The securities have not been and will not be registered with or approved by the regulator of the Peruvian securities market or the stock exchange. Accordingly, the securities will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the securities shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

None of the Disclosure Documents has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Disclosure Documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person, which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust will not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Switzerland

The Disclosure Documents are not intended to constitute an offer or solicitation to purchase or invest in the securities described therein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither the Disclosure Documents nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or the Swiss Collective Investment Scheme Act, and neither the Disclosure Documents nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the Disclosure Documents nor any other offering or marketing material relating to us, the offering or the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, *e.g.*, the Swiss Financial Markets Supervisory Authority (FINMA), and investors in the securities will not benefit from protection or supervision by any such authority.

United Kingdom

Each Agent has represented and agreed that:

(a) in relation to any securities that have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Uruguay

The offering of securities in Uruguay constitutes a private offering and each Agent has agreed that the securities and we will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The securities will not be registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and will not be publicly offered in Venezuela. No document related to the offering of the securities shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the securities may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

STRUCTURED PRODUCTS CHARACTERIZATION

To help investors identify appropriate investment products ("structured products"), structured products can be organized into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The securities are classified as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of principal repayment features that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

- *Protection Strategies* are structured to compliment and provide the potential to outperform traditional fixed income instruments. These structured products are generally designed for investors with low to moderate risk tolerances.

- *Optimization Strategies* are structured to provide the opportunity to enhance market returns or yields and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.

- *Performance Strategies* are structured to provide efficient access to markets and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.

- *Leverage Strategies* are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are generally designed for investors with high risk tolerances.

In order to benefit from any type of limited market exposure, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the securities by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless statutory or administrative exemptive relief were available.

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the securities and related lending transactions, *provided* that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and *provided further* that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the securities.

Accordingly, the securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the securities will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the securities or any interest therein will be deemed to have represented by its purchase or holding of the securities that (a) it is not a Plan and its purchase and holding of the securities is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the securities will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the securities shall be required to represent (and deemed to have represented by its purchase of the securities) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i) the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder's investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v) neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any securities to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment is appropriate for, or meets all relevant legal requirements with respect to investments by, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.